WESTPORT INNOVATIONS INC.
ANNUAL INFORMATION FORM
for the year ended December 31, 2015

1750 West 75th Avenue, Suite 101
Vancouver, British Columbia V6P 6G2
Canada
T +1 604-718-2000
F +1 604-718-2001
www.westport.com

Effective Date: March 29, 2016

TABLE OF CONTENTS

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FORWARD-LOOKING INFORMATION
Certain statements contained in this Annual Information Form ("AIF") and in certain documents incorporated by reference in this AIF, constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this AIF contains forward-looking statements pertaining to the following:

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the timing and structure of the fulfilment of our obligations under the financing agreement entered into with Cartesian Capital Group ("Cartesian") (as set out under the heading "GENERAL DEVELOPMENTS");

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the closing of the announced transaction with Fuel Systems Solutions, Inc. ("Fuel Systems"), the anticipated benefits and the expected terms, including timing, thereof (as set out under the heading "GENERAL DEVELOPMENTS");

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Westport Innovations Inc. ("Westport") high pressure direct injection 2.0 ("Westport™ HPDI 2.0") providing original equipment manufacturers ("OEMs") with vertically integrated natural gas solutions with attractive price, performance and fuel economy (set out, for example, under the headings "GENERAL DEVELOPMENTS", "STRATEGY" and "OPERATIONS –WESTPORT OPERATIONS");

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Westport™ HPDI 2.0 offering ready integration into OEM operations and providing an attractive way to reach scalable volume deliveries (set out, for example, under the headings "STRATEGY" and "OPERATIONS –CORPORATE AND TECHNOLOGY INVESTMENTS");

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the future demand for Cummins Westport Inc. ("CWI") products and Westport Innovations Inc. ("Westport") products, increasing penetration within our existing markets and expansion of those markets geographically, and continuing growth in the transportation sector and in the natural gas engine market (set out, for example, under the heading "STRATEGY") and additionally, mid-range to heavy-duty engines (including those described under the heading, "CUMMINS WESTPORT INC. JOINT VENTURE");

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the timing of and our ability to successfully launch new technology and market initiatives, including: CWI's ISB6.7G engine; CWI's Near Zero NOx technology; Westport's natural gas system on the Ford Motor Company ("Ford") F-150 platform; Westport's WP580 Engine Management System ("WP580 EMS") applied to GAZ Group's (“GAZ”) YaMZ-530 4.4L and 6.6L diesel engines; Westport WP580 EMS applied to Tata Motors’ ("Tata") 5.7L engine; future commercialization of Westport gas enhanced methane diesel technology ("Westport GEMDi™"); the ISB6.7 G engine, including it being designed to meet United States Environmental Protection Agency ("EPA") and California Air Resources Board ("CARB") regulations in force at the time of launch; the joint development agreement with Delphi Automotive PLC ("Delphi"); natural gas technology for Caterpillar Inc.'s ("Caterpillar") off-road engines; development of large mine trucks and main line locomotives; the 13-litre heavy-duty natural gas engine with Volvo Powertrain Corporation ("Volvo Trucks"); the 12-litre Weichai Westport HPDI Landking engine and the natural gas locomotive; the 10 litre Weichai Westport WD10 engine; the supply of engines by CWI to large natural gas transit fleets; the supply of Westport HPDI system components to Volvo Trucks 13 litre heavy-duty natural gas engine, each as described and defined herein (set out, for example, under the headings "GENERAL DEVELOPMENTS", "OPERATIONS – CUMMINS WESTPORT INC. JOINT VENTURE", "OPERATIONS – WESTPORT OPERATIONS", "STRATEGY" and "RISK FACTORS");

•	the timing and ability of Weichai Westport Inc. ("WWI") to successfully expand its annual production (as set out under the heading "OPERATIONS – WEICHAI WESTPORT INC. JOINT VENTURE");

•	the durability and reliability levels of the Westport™ ESI combustion system (set out, for example under the heading "TECHNOLOGY");

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•	the manufacture of Westport™ HPDI 2.0 system components (set out, for example under the heading "OPERATIONS – CORPORATE AND TECHNOLOGY INVESTMENTS");

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CWI's focus on sales in North America with engines manufactured in Rocky Mount, North Carolina and Jamestown, New York (set out, for example under the heading "OPERATIONS – CUMMINS WESTPORT INC. JOINT VENTURE");

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the expansion of sales of compressed natural gas ("CNG") and liquefied petroleum gas ("LPG") systems and aftermarket components to customers in South America (set out, for example, under the heading "STRATEGY";

•	the ability and timing of our WP580 EMS to the Russian market (set out, for example, under the headings "GENERAL DEVELOPMENTS" and "STRATEGY");

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our ability to expand, exploit and protect our intellectual property (set out, for example, under the headings "STRATEGY", "INTELLECTUAL PROPERTY", and "RISK FACTORS" particularly under the subheadings, "We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success" and "We could become engaged in intellectual property litigation or disputes that may negatively affect our business");

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our capital expenditure and investment programs (set out, for example, under the headings, "RISK FACTORS" particularly under the subheadings "We may not realize the anticipated benefits from joint ventures, investments or acquisitions" and "We could be adversely affected by risks associated with acquisitions");

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the future desirability and use of natural gas as an alternative fuel and commodity prices and the fuel price differential between natural gas and diesel (set out, for example, under the headings "STRATEGY" and "RISK FACTORS", particularly, under the subheadings "Sustained negative economic factors could negatively impact our business" and "Fuel price differentials are hard to predict and may be less favourable in the future");

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ongoing relationships between us and our business partners and the results of our development programs with such partners (set out, for example under the headings "GENERAL DEVELOPMENTS", "STRATEGY", "OPERATIONS – WESTPORT OPERATIONS", "OPERATIONS – CORPORATE AND TECHNOLOGY INVESTMENTS", we make statements throughout these sections regarding such relationships, under the heading "RISK FACTORS", particularly, under the subheading "We are dependent on relationships with strategic partners", and future development program expectations under the heading "OPERATIONS – CORPORATE AND TECHNOLOGY INVESTMENTS");

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our ability to continue to compete with our competitors and their technologies, and the capital and operating costs of vehicles using our technologies relative to competing technologies (set out, for example, under the headings "STRATEGY", particularly under the subheading "Maintain Leadership as Alternative Fuel Technology Providers", and the headings "COMPETITIVE CONDITIONS" and "RISK FACTORS", particularly, under the subheading, "We currently face, and will continue to face, significant competition");

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continuing growth in the transportation sector and in the natural gas engine market (set out, for example, under the headings "STRATEGY" and "RISK FACTORS", particularly, under the subheading "A market for engines with our fuel systems may be limited or may take longer to develop than we anticipate");

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profit margins and production costs of engines incorporating our technologies (set out, for example, under the headings "STRATEGY" and "RISK FACTORS", particularly, under the subheadings "Warranty claims could diminish our margins" and "We have foreign currency risk");

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the further development of infrastructure supporting the application of natural gas as an alternative fuel (set out, for example, under the headings, "GENERAL DEVELOPMENTS", "STRATEGY" and "RISK FACTORS");

•	increasing penetration of our technologies in key markets within the transportation sector and in key geographic markets (set out, for example, under the headings "STRATEGY" and "RISK FACTORS");

•	increasingly stringent environmental and emissions regulations in the future (set out, for example, under the heading "RISK FACTORS");

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ongoing availability of government incentives and mandates for our technology (as set out, for example, under the headings "GENERAL DEVELOPMENTS", "GOVERNMENT FUNDING" and under "RISK FACTORS", particularly, under the subheading, "Business benefits from availability of government incentives");

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our ability to attract and retain employees (as set out under the heading "HUMAN RESOURCES AND POLICIES" and "RISK FACTORS", particularly, under the subheadings, "We may have difficulty managing the expansion of our operations" and "We could lose or fail to attract the human capital necessary to run our business");

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demand for engines incorporating our technologies (as set out under the headings "GENERAL DEVELOPMENTS", "STRATEGY" and "RISK FACTORS", particularly, under the subheading, "A market for engines with our fuel systems may be limited or may take longer to develop than we anticipate");

•	the timing of commissioning of liquefied natural gas ("LNG") refuelling stations (as set out under the heading "RISK FACTORS");

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increasing commercialization of our technologies and expansion of our product offerings and markets (as set out for example under the headings "GENERAL DEVELOPMENTS" where we refer to an agreement with ENN Group ("ENN") and orders of over 900 natural gas buses powered by our 8.9 litre ISL G engine (the "ISL G");

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our estimates and assumptions used in our accounting policies, accruals, including warranty accruals, and financial condition, and our adoption, timing and ability to meet certain accounting standards (as set out in Schedule "A" entitled "AUDIT COMMITTEE CHARTER" and in our quarterly and annual financial statements);

•	the ability of our products to adapt to the use of renewable natural gas ("RNG") and manufactured fuels, including hydrogen, as fuels (as set out under the heading "STRATEGY");

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our compliance with environmental regulations and regulatory policies and our ongoing assessments of targets for improving our commitment to environmental and social responsibilities (as set out under the headings "SOCIAL AND ENVIRONMENTAL POLICIES" and "RISK FACTORS", particularly, under the subheading, "We could become liable for environmental damages resulting from our research, development or manufacturing activities"); and

Such statements reflect management's current views with respect to future events and are subject to certain risks and uncertainties and are based upon a number of factors and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this AIF and in the documents incorporated by reference into this AIF and other unforeseen risks. Such risks, uncertainties, factors and assumptions include, without limitation:

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market acceptance of our products (as set out, for example, under "RISK FACTORS", particularly, under the subheadings "Sustained negative economic factors could negatively impact our business" and "Certain of our products may not achieve widespread adoption");

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product development delays and delays in contractual commitments (as set out, for example, under "RISK FACTORS", particularly, under the subheadings "We are dependent on relationships with strategic partners", "We are dependent on relationships with our suppliers" and "Our limited production trials, commercial launch activities and field tests could encounter problems");

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changing environmental regulations (as set out, for example, under "RISK FACTORS", particularly, under the subheading "Changes in environmental and regulatory policies could hurt the market for our products");

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the ability to attract and retain business partners (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "We are dependent on relationships with strategic partners" and "We are dependent on our relationship with Cummins for CWI profits and cash flows");

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the success of our business partners and OEMs with whom we partner (as set out, for example, under the heading "RISK FACTORS", in particular under the subheading "We are dependent on relationships with strategic partners");

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FORWARD LOOKING INFORMATION

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future levels of government funding and incentives (as set out, for example, under the heading "RISK FACTORS", particularly, under the subheadings "We may be unable to raise additional capital", "Potential fluctuations in our financial results make financial forecasting difficult", "Business benefits from availability of government incentives – United States" and "Business benefits from availability of government incentives – The rest of the world");

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competition from other technologies (as set out, for example, under the heading, "RISK FACTORS", particularly under the subheading "We currently face, and will continue to face, significant competition");

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price differential between CNG, LNG and LPG relative to petroleum-based fuels (as set out, for example, under the heading "RISK FACTORS", in particular under the subheading "Fuel price differentials are hard to predict and may be less favourable in the future");

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limitations on our ability to protect our intellectual property (as set out, for example, under the heading "RISK FACTORS", in particular under the subheading "We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success");

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potential claims or disputes in respect of our intellectual property (as set out, for example, under the heading "RISK FACTORS", in particular under the subheadings "We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success" and "We could become engaged in intellectual property litigation or disputes that may negatively affect our business");

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limitations in our ability to successfully integrate acquired businesses (as set out, for example, under the heading "RISK FACTORS", in particular under the subheadings "We may not realize the anticipated benefits from joint ventures, investments or acquisitions" and "We could be adversely affected by risks associated with acquisitions");

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limitations in the development of natural gas refuelling infrastructure (as set out, for example, under the heading "RISK FACTORS", in particular under the subheading "Our growth is dependent on natural gas refuelling infrastructure that may not be built and commissioned");

•	the ability to provide the capital required for research, product development, operations and marketing (as set out, for example, under the heading "RISK FACTORS");

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there could be unforeseen claims made against us (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "We could become subject to product liability claims", "We could become liable for environmental damages resulting from our research, development or manufacturing activities", "We could become engaged in intellectual property litigation or disputes that may negatively affect our business" and "Natural gas, LPG, hydrogen and products that use these gases entail inherent safety and environmental risks that may result in substantial liability to us");

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our international business operations could expose us to factors beyond our control such as currency exchange rates, changes in government policy, trade barriers, trade embargoes, and delays in the development of international markets for our products (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "We have foreign currency risk", "If we do not properly manage foreign sales and operations, our business could suffer", "We could be adversely affected by the operations of our joint ventures and joint venture partners" and "Economic Sanctions may Impact on the Business of Certain of our Foreign Subsidiaries and Joint Ventures");

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other risks relating to our common shares ("Common Shares") discussed in more detail in this AIF under the heading "RISK FACTORS" particularly under the subheadings "Our Common Share price may fluctuate", "We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future; therefore, our shareholders may not be able to receive a return on their Common Shares until they sell them", "If we are characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences", "As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders", "We

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FORWARD LOOKING INFORMATION

may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us," and "U.S. investors may not be able to obtain enforcement of civil liabilities against us"; and

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risks related to the Merger with Fuel Systems, including, but not limited to: failure to realize the anticipated benefits of the Merger with Fuel Systems and to successfully integrate the Company and Fuel Systems; failure of each of the Company and Fuel Systems to secure necessary shareholder approval or otherwise satisfy the conditions to completion of the Merger with Fuel Systems in a timely manner or at all; and the risk that the Merger may not be completed on the terms contemplated or at all.

You should not rely on any forward-looking statements. Any forward-looking statement is made only as of the date of this AIF. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. The forward-looking statements in this AIF are expressly qualified by this cautionary statement.
CURRENCY
Unless specifically stated otherwise, all dollar amounts set forth in this AIF are in United States ("U.S.") dollars. On December 31, 2015, the Bank of Canada closing rate for one Canadian dollar was $0.72 U.S. dollars.
CORPORATE STRUCTURE
In this AIF, references to "Westport", "the Company", "we", "us" and "our" refer to Westport Innovations Inc., its subsidiaries and its joint ventures, collectively, unless the context otherwise requires.
Westport Innovations Inc.'s governing corporate statute is the Business Corporations Act (Alberta). Our head office and principal place of business is at 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia V6P 6G2. Our registered office is at 4500, 855 2nd Street SW Calgary, Alberta T2P 4K7.
On July 21, 2008, Westport amended its articles to provide for the consolidation of its issued and outstanding Common Shares on the basis of one new Common Share for each three and one-half Common Shares issued and outstanding, with all such fractional shares being rounded down to the nearest whole number of Common Shares.
We have two material subsidiaries: Westport Power Inc. ("WPI"), which is wholly-owned by Westport, and incorporated pursuant to the Business Corporations Act (British Columbia); and Westport Fuel Systems Inc., a Delaware corporation, which is wholly-owned by Westport Innovations (U.S.) Holdings Inc., a Delaware corporation, which is wholly-owned by WPI. Also, through Westport U.S., we own 100% of the voting securities of Westport Dallas Inc. ("Westport Dallas", formerly known as BAF Technologies, Inc. ("BAF")), a Kentucky corporation. Westport Dallas owns 100% of the voting securities of ServoTech Engineering, Inc. ("ServoTech"), a Michigan corporation.
In addition, we own 100% of the voting securities of Westport Innovations (Hong Kong) Ltd. ("Westport HK"), a Hong Kong, China corporation. Westport HK owns 35% of the voting securities of WWI, a Chinese corporation.
WPI owns 50% of the voting securities of CWI, a Delaware corporation.
Westport, through WPI, owns 100% of the voting securities of Westport Luxembourg S.a.r.l. (“Westport Lux”). Westport Lux owns 100% of the voting securities of Juniper Engines Italy S.r.l. ("Juniper"), an Italian corporation. Juniper owns 100% of the voting securities of Emer S.p.A. ("Emer"), an Italian corporation, and 100% of the voting securities of OMVL S.p.A. ("OMVL"), an Italian corporation.

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CORPORATE STRUCTURE

Westport Lux also owns 100% of the voting securities of Prins Autogassystemen Holding B.V. ("Prins"), a Netherlands company, which owns 100% of the voting securities of Prins Autogassystemen B.V., a Netherlands company.

WESTPORT INNOVATIONS INC. (Alberta, Canada)
100%
WESTPORT INNOVATIONS (HONG KONG) LTD. (Hong Kong, China)
100%
WESTPORT POWER INC. (British Columbia, Canada)
35%
WEICHAI WESTPORT INC. (China)
100%
WESTPORT LUXEMBOURG S.a.r.l. (Luxembourg)
50%
CUMMINS WESTPORT INC. (Delaware, USA)
100%
WESTPORT INNOVATIONS (U.S.) HOLDINGS INC. (Delaware, USA)
100%
PRINS AUTOGASSYSTEMEN HOLDING B.V. (Netherlands)
100%
JUNIPER ENGINES ITALY S.r.l. (Italy)
100%
WESTPORT FUEL SYSTEMS INC. (Delaware, USA)
100%
WESTPORT DALLAS INC. (Kentucky, USA)
100%
PRINS AUTOGASSYSTEMEN B.V. (Netherlands)
100%
EMER S.p.A. (Italy)
100%
OMVL S.p.A. (Italy)
100%
SERVOTECH ENGINEERING, INC. (Michigan, USA)

GENERAL DEVELOPMENTS
2016

On March 7, 2016, the Company signed an Amendment to the Agreement and Plan of Merger in relation to the proposed business combination between the Company and Fuel Systems (the "Merger with Fuel Systems"). The exchange ratio has been amended to include a collar mechanism. In the event that the NASDAQ volume weighted average price ("VWAP") of the Company common shares during a specified measuring period is equal to or greater than $2.37, then Fuel Systems stockholders will receive 2.129 Company common shares per Fuel Systems share on closing of the Merger and through the exchange process. In the event that the Company’s VWAP is equal to or less than $1.64, then Fuel Systems stockholders will receive approximately 3.08 Company common shares per Fuel Systems share on closing of the Merger and through the exchange process. In the event that the Company's VWAP is greater than $1.64 and less than $2.37, then Fuel Systems stockholders would receive a number of Company common shares per Fuel Systems share equal to dividing $5.05 by the Company’s VWAP, rounded to four decimal places. The measuring period will be the ten consecutive trading days ending on and including the trading day five business days prior to the anticipated closing date.
On March 18, 2016, the Company announced that its shareholders approved the issuance of such number of Company common shares as required to complete the Merger. The Merger requires certain regulatory approvals

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and approval by a majority of the shareholders of Fuel Systems. All substantive regulatory approvals have been received. The Merger is currently anticipated to close in April 2016.
On January 11, 2016, the Company announced that it has entered into an agreement with Cartesian for up to $71.3 million in financing to support global growth initiatives. The financing agreement immediately provided $17.5 million in non-dilutive capital with additional capital contingent on reaching key milestones and establishing new investment opportunities. This financing package includes a contingent payment (derived substantially from future HPDI product sales), a convertible note, non-core asset sales, and incremental funding capacity to support future product development. As part of the financing agreement, Peter Yu, Managing Partner and Founder of Cartesian, has been appointed to Westport's Board of Directors.
2015
On December 18, 2015 the Company and AVL List GmbH., the world's leading independent company for development, simulation and testing technology of powertrains for global OEMs, announced that they have entered into an agreement to deliver next-generation HPDI gas technology.
On December 9, 2015 the Company announced with the Gas Technology Institute, that it has been awarded US $0.9 million towards a program to advance state-of-the-art natural gas combustion technology. The work will feature Westport's enhanced spark ignited natural gas engine technology and demonstrate "High Frequency Corona Discharge Ignition" on an OEM partner's engine. The engine has a displacement of between 1 and 1.5 liters per cylinder and is targeted at medium duty commercial vehicle applications.
On November 16, 2015 the Company's board composition and governance was restructured in preparation for the previously announced Merger with Fuel Systems. In connection with this process, Warren Baker, an existing Director, has been appointed Chairman of the board by Westport's Board of Directors. Jill Bodkin, a board member since 2008 and Chairman of the Board since 2014, has resigned as Chairman and remains as a director. Additionally, Doug King, a board member since 2012 and Chair of Audit Committee, has resigned from the board.
On November 2, 2015 the Company announced an update to its Westport High Pressure Direct Injection ("Westport™ HPDI") second generation or "HPDI 2.0" development program. Early production design intent components, including the latest generation injector from Delphi, are undergoing engine testing at Westport, and were delivered to OEM customers for validation and vehicle testing in December 2015. The Company expects to deliver production design intent components to OEM customers in mid-2016 for vehicle integration, engine testing and certification, and initial customer field testing. Full commercial production will follow in accordance with the Company's OEM customer launch plans.
On October 30, 2015 the Company announced that its aftermarket parts division, Westport Parts + Service, has formed a distribution partnership with Alliant Power. With an initial focus on Class 1-5 light-duty vehicles through select Alliant Power distributors, Westport Parts + Service creates a single source for natural gas aftermarket service and maintenance parts.
On October 16, 2015 the Company announced the appointment of KPMG LLP as its auditors, replacing Deloitte LLP.
On October 8, 2015 the Company and Gazprom’s subsidiary, Gazprom Gazomotornoye Toplivohave, signed a market development agreement focused on expanding the use of natural gas vehicles in Russia and the localization of manufacturing of Westport’s Emer brand natural gas products.
On October 5, 2015 CWI announced the new ISL G Near Zero NOx natural gas engine is the first, medium duty engine in North America to receive emission certifications from both U.S. Environmental Protection Agency and Air Resources Board in California that meet the 0.02 g/bhp-hr optional Near Zero NOx Emissions standards for medium-duty truck, urban bus, school bus and refuse applications.

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On September 23, 2015, the Company announced the delivery of the first 2016 Volvo V60 Bi-Fuel cars to key customer Sunfleet, a Volvo Car Group ("Volvo Car") car sharing organization in Sweden. The 2016 Volvo Car Bi-Fuel is based on Volvo’s new two-litre, direct injection, four-cylinder Drive-E powertrain family. Part of the Volvo Car Engine Architecture family—ranked as one of the best engine families in the world – this engine offers 245 HP and 350NM in torque with emissions as low as 38g CO2/km (according to the Swedish Transport Administration’s calculation method for biomethane), and is considered one of the greenest, most powerful passenger car natural gas engines in the world.
On September 1, 2015, the Company and Fuel Systems jointly announced that the companies have entered into a merger agreement to create a premier alternative fuel vehicle and engine company (the "Merger with Fuel Systems"). Under the terms of the Merger with Fuel Systems, Westport will acquire all of the outstanding shares of Fuel Systems common stock in a stock-for-stock transaction under which Fuel Systems shareholders will receive Common Shares for each share of Fuel Systems common stock they own at the closing date. On March 7, 2016, Westport announced that the merger agreement had been amended to, amongst other matters, alter the number of Common Shares issuable to Shareholders of Fuel Systems based on a variable exchange ratio. The transaction is subject to regulatory approvals, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions. Subsequent to September 30, 2015 the Company disclosed that it satisfied the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976. There is no further antitrust clearance required to close the transaction. The transaction is also subject to the required approval of both Fuel Systems and Westport's shareholders.
On July 28, 2015, the Company announced that CWI is introducing the 2016 ISB6.7 G, a 6.7-liter MidRange, factory-built, dedicated natural gas engine, to the Type C School bus market. The ISB6.7 G natural gas engine is based on the Cummins ISB6.7 diesel engine platform and is fueled by CNG, LNG or RNG, utilizing CWI's proprietary spark-ignited, stoichiometric combustion with cooled Exhaust Gas Recirculation ("SEGR") technology. Currently in field trials, the ISB6.7 G will be in full production by mid-2016.
On July 7, 2015, the Company announced it will offer dedicated, liquid propane systems for 2016 Ford 5.0L F-150 trucks. This new liquid propane system will be offered in addition to Westport’s CNG package for 2016 Ford F-150 trucks. Both fuel options are part of the Westport WiNG™ Power System and are expected to be certified to EPA and CARB standards.
On May 6, 2015, CWI announced it will begin field tests this year in California in transit buses with a spark ignited natural gas engine capable of producing Near Zero NOx emissions well before the 2023 California Near Zero NOx schedule for Low NOx vehicles. CWI believes its proprietary Stoichiometric EGR Spark Ignited ("SESI") natural gas engine technology as released on its ISL G and ISX12 G engines is ideally suited to continue to provide an economic and efficient solution to California air quality improvement initiatives. While commercial availability will be announced at a later date, the Near Zero NOx technology in the ISLG engine will be made available as a first fit engine with transit and refuse OEMs and as an engine replacement for existing ISL G vehicles resulting in an immediate NOx emission reduction well before the 2023 Near Zero NOx goals set in California.
On May 5, 2015, the Company announced plans to offer 2016 Ford F-150 trucks for use with the CNG Westport WiNG™ Power System. Designed to transport passengers and cargo, the 2016 Ford F-150 offers a 5.0-liter gaseous prep engine with improved emissions compared to gasoline. The Ford F-150 pickup truck is available with a 17 gasoline gallon equivalent ("GGE") or 23 GGE tank.
On May 5, 2015, CWI unveiled the ISB6.7 G, a 6.7 litre medium-duty, factory built, dedicated natural gas engine for school bus, shuttle bus, medium duty truck and vocational applications. The new ISB6.7 G is currently in field trials with full production expected to commence in mid 2016. The ISB6.7 G will operate exclusively on natural gas (CNG or LNG) utilizing Cummins Westport's proprietary spark-ignited, SEGR technology, first introduced with the 8.9 litre ISL G.

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GENERAL DEVELOPMENTS » 2015

On March 11, 2015, Westport announced the introduction of its new combustion technology in Volvo Car Company's new Drive-E powertrain bi-fuel engine that will offer customers a competitive, high performance, and low emissions product at OEM standards. Volvo Cars is the first OEM to feature the new Westport system. It will be used on Volvo's new two-litre, direct injection, four-cylinder Drive-E powertrain family, which will be available on the Volvo V60 and V70 2016 models. Westport has already seen strong interest and orders for the 2016 models. Production and vehicle shipments began in Q3 2015.
On January 8, 2015, the Company announced it received certification from the U.S. EPA for its 2015 Ford Transit Van. As Ford’s largest qualified vehicle modifier ("QVM"), Westport is offering the 2015 Ford Transit Van as a dedicated compressed natural gas Westport WiNG™ Power System vehicle. Westport received CARB certification in 2015.
2014
On December 2, 2014, Westport acquired Netherlands based Prins for a base purchase price of EUR 12.2 million ($15.0 million). Westport paid cash of EUR 2.5 million ($3.1 million) and assumed debt of EUR 9.7 million ($11.9 million).
On October 6, 2014, CWI announced that Rob Neitzke, General Manager of the Construction Segment of Cummins off-highway engine business, was appointed as President of CWI, effective January 1, 2015.
On September 30, 2014, Westport provided an update on its Westport HPDI second generation or Westport™ HPDI 2.0 development program and identified plans to further refine investment programs to align with its OEM customers and the global pace of natural gas vehicle adoption and related infrastructure build out. In line with the pace of market adoption, Westport updated its near-term revenue outlook for the year ended December 31, 2014.
On September 23, 2014, Westport unveiled its newest proprietary technology, the first generation of enhanced spark-ignited (“ESI”) natural gas system. This revolutionary approach to natural gas combustion technology is designed to provide vehicle and engine OEMs with a “downsized” natural gas solution that is cost competitive while providing similar levels of power, torque, and fuel economy to a larger diesel engine. Using 100% dedicated natural gas as fuel, the ESI technology optimizes the combustion and thermal efficiencies of the engine by taking advantages of the positive properties of natural gas.
On August 14, 2014, Westport announced that Jill Bodkin was elected Chairman of the Board. Former Chairman, John Beaulieu, remains on the Board as a director and was awarded the title "Chairman Emeritus". Joseph Caron, formerly of Westport's Advisory Board, was appointed to the Board.
On June 27, 2014, Westport announced that it extended the maturity date of its 9% unsecured subordinated non-convertible debentures formerly due September 22, 2014 to September 15, 2017, and secured an additional C$19 million in debentures on the same terms, bringing the total outstanding principal amount of debentures to C$55 million.
On June 5, 2014, Westport announced that Ashoka Achuthan was appointed as Chief Financial Officer (“CFO”) of Westport.
On May 6, 2014, Westport announced it was working in cooperation with The Kroger Company (“Kroger”), one of the world's largest retailers with over 2,600 supermarkets in the US, to meet their industry-leading environmental sustainability goals. Kroger placed an order for 31 Westport iCE PACK systems to be integrated onto their Freightliner natural gas trucks, which also feature the Cummins Westport ISX12 G engine.
On May 5, 2014, Westport announced that the only CARB and EPA certified 2014 model year Ford F-150, featuring the Westport WiNG™ Power System, was being debuted and was on display, during the Alternative Clean Transportation Expo in Long Beach, California, from May 6 to 8.

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On April 28, 2014, Westport announced the launch of final customer validation units of the next generation Westport™ HPDI 2.0 on the Weichai Westport WP12 engine platform. The Weichai Westport WP12 HPDI is China's first engine featuring Westport HPDI technology, designed to deliver the power and performance of the base diesel engine, while replacing up to 95% of diesel fuel with cleaner burning, less expensive natural gas. The WP12 with Westport™ HPDI 2.0 received China V emissions certification from the National Passenger Car Quality Supervision & Inspection Center (Tianjin Automotive Test Center).
On March 3, 2014, Westport announced a joint development agreement with Delphi to further support Westport™ HPDI as a leading natural gas technology platform for heavy-duty engine applications. Through the agreement, Westport and Delphi have agreed to combine their intellectual property and engineering strengths to co-develop and manufacture high-pressure natural gas fuel injectors designed for multiple engine OEMs.
On February 12, 2014, Westport and Tata launched a new SI natural gas 3.8L turbocharged engine featuring the WP580 EMS. Designed to support many engine configurations, WP580 EMS is now being used by Tata of India and will be used by other engine OEMs such as GAZ for their truck and bus applications. Westport also unveiled its Westport GEMDi™ technology, which enables engine OEMs to offer a fully integrated, high performance engine optimized for dual-fuel operation. Westport GEMDi™ technology has been co-developed with Tata on their next generation 5L engine that is targeted for medium-duty trucks and buses in India. Upon successful completion of the development phase, commercialization with Tata is expected to follow, with Westport supplying key natural gas engine components.
2013
On December 10, 2013, Westport unveiled the next generation of its HPDI technology platform, Westport™ HPDI 2.0. This new generation of natural gas technology is designed to provide global vehicle and engine OEMs with a vertically integrated natural gas solution with attractive price, performance, and fuel economy.
On September 25 and 26, 2013, Westport announced that it was offering to sell 6,000,000 Common Shares in the U.S. and Canada at a price of $25.39 per share. The offering was completed on October 1, 2013 for gross proceeds of $152.3 million.
On August 1, 2013, Westport announced that it would offer natural gas fuel systems for the Ford F-150 3.7 litre engine. Ford is no longer offering this vehicle model.
On June 28, 2013, Westport acquired Westport Dallas (formerly known as BAF) and its subsidiary, ServoTech, each subsidiaries of Clean Energy Fuels Corp. ("Clean Energy") for $25 million in Westport Common Shares based on the volume weighted average price of such Common Shares ($27.4 million based on the closing price on the day of grant). Westport and Clean Energy also announced a $5 million co-marketing program.
On June 11, 2013, Westport announced that Volvo Car unveiled its new Volvo V60 Bi-Fuel car in conjunction with the NGV 2013 Gothenburg event held from June 11 to 13 at the Swedish Exhibition Centre in Gothenburg, Sweden. First deliveries were in December 2013.
On June 5, 2013, Westport announced the launch of an LNG tender product solution, designed to supply fuel to an adjacent natural gas-powered locomotive, with an order for four tenders from Canadian National Railway Company ("CN").
On May 30, 2013, Westport announced an agreement with GAZ Group, the leader of the Russian commercial vehicles market, to design and develop SI natural gas systems for a new range of GAZ Group CNG commercial vehicles. Westport's WP580 EMS will be applied to GAZ Group's YaMZ-530 4.4L and 6.6L diesel engines and will incorporate Westport proprietary components and technology in the multi-year development and supply agreement. Production of GAZ Group’s YaMZ-530 4.4L and 6.6L diesel engines is expected to start production in July 2015.

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On March 21, 2013, CWI announced that it had received certification for its Cummins Westport ISX12 G engine from the EPA, meeting both the EPA 2013 regulations and the new greenhouse gas ("GHG") and fuel-efficiency rules that took effect in 2014. The engine subsequently commenced production in April 2013.
On March 19, 2013, Westport and Clean Energy announced a joint marketing program to encourage the use of natural gas vehicles ("NGVs") and the establishment of the growing fuelling infrastructure across North America. The companies are currently offering a fuel and tank system package to qualified customers.
On February 28, 2013, Westport announced an agreement with leading global clean energy provider ENN aimed at the proliferation of natural gas and LNG transportation solutions and fuel for on-road, off-road, rail and marine applications. ENN is one of China's largest private companies with more than 30,000 employees.
On February 5, 2013, CWI announced an order for over 900 natural gas buses powered by its ISL G. In January 2013, LA Metro announced its plans to order 550 New Flyer Xcelsior natural gas buses, powered with the ISL G, to be deployed in 2014 and 2015, with an option to purchase an additional 350 buses in 2016 for both its own fleet and contract operators. In December 2012, the San Diego Metropolitan Transit System announced its decision to purchase up to 350 Gillig 40-foot low floor buses and 118 New Flyer 60-foot low floor articulated buses, all powered with the ISL G. LA Metro is now in its second year of the 550 unit order with New Flyer Xcelsior and San Diego Metropolitan Transit System has taken delivery of all of its initial orders with New Flyer and Gillig.

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BUSINESS OVERVIEW
We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Our technology and products enable light- (less than 5.9 litre), medium- (5.9 to 10 litre), heavy-duty (10 to 16 litre) and high-horsepower (greater than 16 litre) petroleum-based fuel engines and vehicles to use primarily gaseous fuels such as natural gas, giving users a cleaner and generally less expensive alternative fuel based on a more abundant natural resource. Through our partnerships and direct sales efforts, we sell natural gas and propane engines, fuel systems, and components to customers globally. Our strategic relationships with OEMs and key automotive component suppliers provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. We commercialize our technology throughout the world where demand for clean, low emission engines exists.
Since our founding in 1995, we have invested over $863 million towards the research, development and commercialization of our proprietary technologies and related products. Conversely, our research and development ("R&D") efforts and investments have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage. Our technologies and related products enable combustion engines to use gaseous fuels, such as natural gas, propane, RNG or hydrogen. The substitution of natural gas for petroleum-based fuel drives a reduction in harmful combustion emissions, such as particulate matter and greenhouse gases, in addition to providing a favorable fuel price from a more plentiful natural resource.
The principal focus and responsibilities of our operations are summarized below.
OPERATING BUSINESS UNITS
During the first quarter of 2015, Westport realigned the structure of the Company's internal organization. The realignment combines, our historical operating segments, Westport Applied Technologies, Westport On-Road Systems and Westport Off-Road Systems into a single operating segment, Westport Operations. This change reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Makers (the Chief Executive Officer and the Chief Operating Officer “CODMs”). As Westport narrows its focus within certain business units, including its investments in joint ventures, and defers certain products and related programs, the CODMs manage the combined businesses as a whole. Therefore, the Westport Operations segment provides more meaningful information to readers of Westport’s financial statements.
Westport Operations
Westport Operations designs, manufactures and sells CNG, LNG, and LPG components and systems to over 20 global OEMs, including Fiat, Volkswagen, Tata, GAZ, Chrysler, General Motors, Ford, PACCAR Inc., Volvo Car, Hyundai and Kia and to aftermarket customers in over 79 countries. Sales from Westport's wholly-owned Italian subsidiaries, OMVL and Emer, including Emer's wholly-owned subsidiary Valtek S.p.A., Westport's Australian operations, and Netherlands based Prins are made either directly to OEMs or through one of their many global distributors. These subsidiaries design and manufacture a range of components, including pressure regulators, injectors, electronic control units, valves and filters; sell monofuel, bi-fuel and dual-fuel diesel blend conversion kits; and also offer full engine management systems and solutions that can be launched quickly at a competitive price. These subsidiaries provide Westport with high volume, scalable manufacturing and assembly. Westport Operations has a strong customer base in Europe and North America and is growing in Asia, South America, and Africa.
Westport supports customers with natural gas and propane vehicle conversions through the Ford QVM program for Ford vehicles including transit, cargo shuttle and taxi vehicles.  Sold under the Westport WiNG™ Power System brand, product offerings include natural gas and propane systems for the Ford Transit Van dedicated, F-250/F-350 bi-fuel (CNG and gasoline) and dedicated, F-450 to F-650, F-59 dedicated, E-450 dedicated and Transit Connect bi-

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fuel vehicle models.  Westport also provides aftermarket conversion products, alternative fuel systems and application engineering.
Other products include Volvo Car bi-fuel systems (CNG and gasoline) for the V60 and V70 bi-fuel wagon; Westport JumpStart mobile fuel services; Westport iCE PACK™ LNG Tank System for spark-ignited ("SI") engines, LNG tender products for the rail market and Westport industrial engines sold to Clark Material Handling and Cummins Western Canada for forklift and oilfield applications.
Corporate and Technology Investments Business Unit
Corporate and Technology Investments is responsible for investments in new research and development programs as well as revenues and expenses related to development programs with OEMs, corporate oversight and general administrative duties. Corporate and Technology Investments focuses on long-term product development and future return on investments. Once a product is commercially available, the revenue is recognized under operating business units.
Cummins Westport Joint Venture
CWI, our 50:50 joint venture with Cummins, Inc. ("Cummins"), serves the medium and heavy-duty engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. The fuel for CWI engines is typically carried as CNG or LNG on the vehicles. CWI engines are produced at certain of Cummins' plants, allowing CWI to leverage Cummins' manufacturing footprint without incurring additional capital costs. CWI also utilizes Cummins' supply chain, back office systems and distribution and sales networks. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.
Weichai Westport Joint Venture
WWI is a joint venture between Westport (35% interest), Weichai Holding Group Co. Ltd. ("Weichai") (40% interest) and Hong Kong Peterson (CNG) Equipment Ltd. ("Hong Kong Peterson") (25% interest) focusing on the Chinese market. WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally.
STRATEGY
We believe that gaseous fuels such as natural gas provide the best near-term alternative for oil in transportation and industrial applications, offering environmental, energy security and attractive economic benefits. Moreover, the technology and infrastructure plans for wide scale adoption already exist. Our objective is to enhance and protect our position as a leading global provider of alternative fuel systems technology for diesel or petroleum-based applications using gaseous fuels such as natural gas, LPG, RNG or hydrogen. In order to achieve this goal, we focus our efforts on the following business strategies.
Develop Valuable Strategic and Business Alliances
We have established several strategic or customer relationships with key industry engine and truck OEMs, as well as joint ventures, including CWI and WWI, and have a strategic relationship or co-marketing agreement with several natural gas fuel providers. These relationships provide strategic value in leveraging our partners' global market access and distribution channels. Our goal is to foster market demand by nurturing early customers and removing possible barriers to adoption by working directly with strategic partners that participate in different areas of the industry.

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BUSINESS OVERVIEW » STRATEGY

Partner with Leading Global OEMs to Scale Westport™ HPDI Systems
Westport’s first generation HPDI systems were in development starting in 1999 and went through extensive testing and field trials in Canada, Australia and California. In March 2007, we began commercial delivery of the HPDI systems for heavy-duty trucks. Since launching the product in North America and Australia, we have sold over 1,200 Westport first generation HPDI systems to Peterbilt and Kenworth.
In December 2013, Westport unveiled Westport™ HPDI 2.0. This new generation of natural gas technology is designed to provide global vehicle and engine OEMs with a vertically integrated natural gas solution with attractive price, performance, and fuel economy. Developed to OEM quality standards, Westport™ HPDI 2.0 system components will be manufactured in high-quality facilities, offer ready integration into OEM operations globally, and provide an attractive way to reach scalable volume deliveries as natural gas markets mature and grow. Westport currently has several engine development programs underway with multiple OEMs who we believe are attracted to the unique Westport™ HPDI "diesel-like" power, torque and fuel economy benefits of a true compression ignition engine powered by natural gas.
Through our relationships with a major global truck OEM and the leading domestic truck engine OEM in China, as well as other relationships in various stages of development, we have access to what we believe to be every major target market for heavy-duty trucks and engines in the world. In China, WWI is integrating Westport™ HPDI technology to create the new 12-litre Weichai Westport HPDI Landking engine designed to deliver the same power, torque, and performance as that of the original diesel engine.
Partnering with OEMs by offering a complete systems solution, including development services, while leveraging the manufacturing, distribution, sales, and aftermarket service capability of our partners allows Westport to optimize a vertically integrated approach to achieve economies of scale. We are continuing discussions with additional leading truck and engine OEMs to integrate our products into existing truck plus engine configurations and expand our existing relationships.
Partner with Leading Global OEMs to Develop Natural Gas Technologies for High-Horsepower Applications
There are a number of high-horsepower applications (16 litre or greater) that would benefit from utilizing Westport technologies such as locomotives, mine trucks and marine vessels. These demanding engine applications consume large amounts of fuel and often operate in regions where LNG offers a significant cost advantage over diesel, thereby providing favourable economics for natural gas use. Moreover, this sector is more attractive because there is a concentrated target group of OEMs and customers. We are working with Caterpillar to co-develop natural gas technology for off-road equipment. In June 2013, Westport announced an LNG tender product with an order for four tenders from CN. These LNG tenders are designed to supply fuel to an adjacent natural-gas powered dual-fuel locomotive operating on mainline service. Westport collaborated with a manufacturer of cryogenic transportation equipment on these tenders. All tenders were delivered to CN as of the end of 2014.
Westport has successfully completed the previously-announced HPDI locomotive demonstration project with consortium members CN, Electro-Motive Diesels (“EMD”), and Gaz Métro, partially funded by Sustainable Development Technology Canada (“SDTC”).
Accelerate Market Penetration of Westport in Light-Duty Markets
Westport targets the high volume light-duty vehicle and engine segments for automotive and industrial markets with sales directly to OEMs and through sales in the aftermarket. Westport intends to grow its business through expansion of OEM relationships, expansion of existing relationships and entering new geographies by leveraging its capabilities and assembly facilities in Italy, Sweden, Argentina, Australia, South Korea, the Netherlands and the U.S. that today supply Europe, Asia, Africa and the Americas. We will continue to pursue select strategic investments in new markets and develop OEM-class products and capabilities in order to allow Westport to

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BUSINESS OVERVIEW » STRATEGY

compete for leadership in the light-duty alternative fuels market, with North American fleet vehicles being a significant target market. According to the U.S. Department of Energy's Transportation Energy Data Book, there were 8.6 million fleet vehicles in the U.S. in 2012, of which 4.4 million were cars and 4.2 million were trucks.
Leverage Production Economies of New and Existing Partners and Suppliers
We seek to partner with the largest tier one automotive component suppliers, allowing us to benefit from their economies of scale, pre-existing manufacturing capacity, proven production capability, and developed supply chains, thus reducing our cost structure and investment in fixed assets while further enhancing product quality. To date, we have focused on developing strong supply chain relationships by partnering or collaborating with leading suppliers, such as Delphi, in order to offer an attractive economic payback to the end customer.
Focus on Geographic Expansion by Penetrating Key Markets in North America, Asia-Pacific, Africa, and Europe
We focus our market development efforts in regions where natural gas vehicle sales are growing. These countries generally share at least one of the following common attributes that serve to promote the shift to natural gas for transportation:

•	lack of domestic oil reserves or insufficient refining capacity to meet transportation demands with petroleum fuels only;

•	domestically available and cost advantageous natural gas resources;

•	favorable natural gas fuel price differentials compared to petroleum fuels;

•	well-established gas transmission and distribution networks coincident with major transport routes;

•	urban air quality concerns; and

•	regulations and policies for either GHG mitigation or energy security purposes that either mandate alternative fuels or incentivize their use.
China is one of the world's largest markets for all types of vehicles, and its heavy-duty truck (greater than 16 tonnes) market is already approximately as large as those in Europe and North America combined. We believe China is focused on moderating the environmental impact of rapid urbanization and vehicle growth. WWI revenue decreased $432.5 million, or 70% , from $618.5 million in 2014 to $186.0 million in 2015. WWI shipped 15,956 units in 2015 compared with 51,006 units for the year ended December 31, 2014. Westport’s WWI results are in-line with general market conditions in China and in-line with diesel truck sales. Truck demand remains subdued, as demonstrated by the decrease of recent monthly commercial vehicle sales in China year-over-year, according to China Association of Automotive Manufacturers ("CAAM").
WWI sold 51,006 units for the year ended December 31, 2014, and 38,138 units for the year ended December 31, 2013. WWI revenue in 2013 was $466 million.
We also focus on promising markets in other parts of Asia, such as India, one of the world’s largest commercial vehicle markets. We launched the WP580 EMS on Tata’s SI natural gas 3.8L turbocharged engine in February 2014 and other engine OEMs such as GAZ will use the WP580 for their truck and bus applications. Westport is also demonstrating its newest proprietary technology, Westport GEMDi™ technology on Tata’s next generation 5L engine that is targeted for medium-duty trucks and buses in India. Minda Emer Technologies Limited ("Minda Emer"), a 50:50 joint venture between Minda Group and Westport, through our subsidiary Emer, supplies Suzuki Maruti, a leading manufacturer of passenger cars in India.
Since its inception in 2001, CWI has sold over 65,000 engines in North America and internationally. Many of the engines sold internationally have been to Chinese bus OEMs for domestic service and also for export, primarily to South America. In addition, Westport sells CNG and LPG systems and aftermarket components to customers in

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BUSINESS OVERVIEW » STRATEGY

multiple countries in South America. Supported by our assembly facility in Buenos Aires, we expect to continue to expand sales in this region.
European regulators have implemented some of the most aggressive responses to air quality issues and climate change concerns and are concurrently promoting increased use of natural gas in vehicles. We believe the opportunities are strong in Europe's automotive, transit, refuse, urban truck, and heavy-duty vehicle markets. Westport has been selling CNG and LPG components into the light-duty market in Russia since 2010. In May 2013, Westport announced an agreement to design and develop SI natural gas systems for a new range of GAZ Group CNG commercial vehicles. This will allow Westport to introduce WP580 EMS to the Russian market for the first time. GAZ Group is the largest manufacturer of commercial vehicles in Russia. Since our acquisition of Prins, we have expanded our reach in Europe to include Turkey, as well as Africa.
Maintain Leadership as Alternative Fuel Technology Providers
Alternative fuel system technology is the foundation of our business and our ability to commercialize our products globally. We believe the combination of our considerable investment in research and development and team of world-class engineers is responsible for driving innovation in gaseous fuel systems and combustion engine technology since our founding in 1995. Leading global engine producers and OEMs utilize our differentiated intellectual property, thereby allowing us to commercialize our products worldwide.
We believe that our global patent portfolio has been pivotal to our market-leading position and that it continues to serve as a significant barrier to new entrants. In addition to protecting our competitive position in the market, our intellectual property also allows us to generate an additional revenue stream through licensing agreements. In order to support our business objectives, we expect our intellectual property portfolio to expand as we file new patent and trademark applications to capture value generated by new technological advances.
In order to maintain technology leadership in gaseous fuel utilization, we continue to explore product improvements and new product opportunities in each of the segments we serve. This is to ensure that our products maintain best in class status and that they evolve to meet market dynamics. Today, our products are built on an alternative fuel platform that leverages the abundant global supply of natural gas and LPG. Over the longer term, if alternative renewable energy sources such as RNG or manufactured fuels, including hydrogen, hydrogen-natural gas blends, and dimethyl ether, emerge as cost-competitive options, we expect that our gaseous-fuelled engine technologies, systems and experience will position us to exploit such new low-carbon fuels as they emerge.
OPERATIONS
During the first quarter of 2015, Westport realigned the structure of the Company's internal organization. The realignment combines, our historical operating segments, Westport Applied Technologies, Westport On-Road Systems and Westport Off-Road Systems into a single operating segment, Westport Operations. This change reflects the manner in which operating decisions and assessing business performance is currently managed by the CODMs. As Westport narrows its focus within certain business units, including its investments in joint ventures, and defers certain products and related programs, the CODMs manage the combined businesses as a whole. Therefore, the Westport Operations segment provides more meaningful information to readers of Westport’s financial statements.
Westport Operations
PRODUCTS

•
Designs and manufactures a range of components including pressure regulators, injectors, electronic control units, valves and filters; sells monofuel, bi-fuel and dual-fuel conversion kits; as well as offering full engine management solutions and systems for LPG, CNG and LNG applications

•	Bi-fuel Westport WiNG™ Power System product offerings are available in the MY2015 F-250/F-350 and Transit Connect vehicle models

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BUSINESS OVERVIEW » OPERATIONS » WESTPORT OPERATIONS

•	Dedicated CNG Westport WiNG™ Power System product offerings are available for MY2015 in the F-250/F-350, F-450/F-550, F-650, F-59, E-450 and Transit Van vehicle models

•	Volvo Car bi-fuel systems (CNG and gasoline) for the Volvo V60 and V70 bi-fuel wagons

•	Westport iCE PACK™ LNG Tank System

•	Westport™ JumpStart mobile fuel services

•	Westport LNG Tender car for rail applications that provides storage and supply of natural gas for up to two natural gas powered locomotives

•	Westport™ 2.4L industrial engine sold for forklift and oilfield applications
Westport™ HPDI
First-generation Westport™ HPDI systems have been delivered on more than 1,200 Peterbilt and Kenworth trucks since its launch in 2007. Westport's production focus has shifted from an upfit model to vertical integration of Westport next generation HPDI systems, called Westport™ HPDI 2.0, with truck OEMs. We ceased taking orders for the first generation of Westport HPDI systems in November 2013. Westport is committed to the continuation of its support for all our existing customers with the first generation of HPDI.
Westport WiNG™ Power System Production
From our full line of natural gas and propane systems for Ford Super Duty trucks, service bodies, and chassis cabs to passenger vans, cargo vans, shuttle and cutaway chassis, Westport offers more than 10 products including bi-fuel and dedicated systems. All our vehicles are EPA and/or CARB certified.
Sold under the Westport WiNG™ Power System product brand, bi-fuel and dedicated CNG/LPG Ford systems are available for customers to order at Westport authorized Ford Dealer/Distributors.
The bi-fuel and dedicated CNG WiNG Systems are developed and engineered at our Dallas, Texas production facility. Our WiNG System undergoes the same rigorous testing for safety and durability required for all Ford OEM products.
Ford vehicles arrive at the Dallas facility or authorized installer location with gaseous prep engines from the Ford production plants for integration of the bi-fuel or dedicated CNG/LPG WiNG System. Once integration of the WiNG Systems on customer vehicles is complete, they are shipped directly to the dealer through a carrier, making delivery faster for the end customer.
Westport AB Bi-Fuel System Production
The Volvo V70 and V60 Bi-Fuel Wagons run on either CNG/biomethane or petrol (gasoline), with the natural gas fuel system engineered and installed by Westport. The fuel system for Volvo V60 and V70 Bi-Fuel wagons is assembled and tested in Gothenburg, Sweden, within the Volvo Car plant.
Westport iCE PACK™ LNG Tank System Production and Distribution
The Westport iCE PACK™ LNG Tank System is an onboard LNG tank system customized for use with SI engines, such as those used by CWI, and designed to meet the demands of today's trucking fleets by providing increased range, longer hold times, better dynamic response, and faster fueling times when used with cold LNG. Through a series of sensors, Westport iCE PACK monitors fuel pressure and when needed activates a pump to deliver reliable fuel pressure to the engine. Westport iCE PACK is designed to deliver the right amount of fuel, regardless of engine size and operating demands, ensuring peak performance of SI engines.
Westport iCE PACK is currently available in single or dual tank configurations with up to 120 diesel equivalent gallon capacity and provides a range between 550 and 600 miles depending on the LNG fueling station pressure on cold LNG fuel. Westport iCE PACK can be ordered through the OEM dealer networks. The system is manufactured at our Brescia, Italy factory then installation of the system is performed through our installation partner network.

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BUSINESS OVERVIEW » OPERATIONS » WESTPORT OPERATIONS

Westport™ JumpStart Services
The Westport JumpStart program offers customers a mobile, flexible and economic solution to fleets that need easy and consistent access to LNG refueling. Westport JumpStart provides in-yard fleets convenient refueling in the absence of a permanent LNG solution. Westport JumpStart offers refueling via portable Orca LNG trailers for Westport fleet customers and fuel providers.
Westport LNG Tender Production and Distribution
The Westport LNG Rail Tender is designed to operate with one or two duel fuel rail locomotives and may be ordered directly through Westport. Westport has been collaborating with a manufacturer of cryogenic transportation equipment on multiple pressure LNG tenders.
Westport™ 2.4 Litre Alternative Fuel Engine & Fuel System Production
Both the LPG and CNG 2.4 litre engines are certified to EPA 2007 Tier II Off-road LSI Engine and CARB 2010 Off-road LSI Regulations.
The fuel system for the Westport 2.4 litre engine is assembled in Westport’s Pernumia, Italy, plant, and the base engines are manufactured by Hyundai in South Korea. Final engine assembly and testing is performed in Busan, South Korea.
PRODUCTION AND DISTRIBUTION
Italy
Products are manufactured in Italy in the cities of Brescia, Pernumia, and Albinea. Our combined Italian manufacturing facilities occupy approximately 220,000 square feet and are certified to ISO TS 16949. The plants have automatic assembly lines, sophisticated lathes, milling and cutting equipment, robots to perform machining of critical components, and automatic testing capabilities; the plants operate on a multi-shift basis. Products are sold to OEMs and aftermarket customers predominantly in Europe, Asia and in South America where we have a wholly owned factory.
The Netherlands
Our recently acquired operation, Prins, is a global supplier of alternative fuel systems and components for automotive, bus, heavy-duty vehicles, industrial and marine applications. With established distribution channels in over 50 countries worldwide, Prins has a vast network of dedicated professionals available to provide after-sales customer support and technical service.
Prins’ products are assembled and packaged in the Netherlands with manufacturing done by companies with special competencies. The Netherlands facility covers 53,820 square feet (5,000m2), which encompasses a workshop, assembly area, test facilities and storage area. The products are sold to OEMs and aftermarket customers predominantly in Europe, but also in Asia, Africa and North America.
Prins is NEN-EN-ISO-9001:2008 certified.
Australia and Rest of the World
We have an engineering and electronics manufacturing centre in Perth, Australia, specializing in EMS hardware and software development, providing engine and vehicle EMS integration services to OEMs and aftermarket customers. We also have an assembly facility in Buenos Aires, Argentina. We work directly with OEMs but also through dealers and distributors globally. We have a production center in Kunshan (near Shanghai) China which has QC and engineering laboratories for LNG tank and pump systems for both low pressure applications for spark ignited natural engines and for HPDI systems. This center is used for LNG pump assembly and testing, HPDI pump and tank assemblies for the local market, and distributing ATG components to local markets.

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BUSINESS OVERVIEW » OPERATIONS » WESTPORT OPERATIONS

REVENUES

WESTPORT OPERATIONS REVENUES
(Expressed in thousands of dollars)	Year Ended
	December 31, 2015	December 31, 2014
Product Revenue	$96,923	$117,985
Service Revenue	3,185	9,003
Total	$100,108	$126,988

Corporate and Technology Investments
PRODUCTS UNDER DEVELOPMENT
In December 2013, Westport unveiled its next generation of HPDI technology, Westport™ HPDI 2.0. This new generation of our natural gas technology will provide global vehicle and engine OEMs with a vertically integrated natural gas solution with attractive price, performance, and fuel economy. Developed to OEM quality standards, Westport™ HPDI 2.0 system components are expected to be manufactured in high-quality facilities, offer ready integration into OEM operations globally, and provide an attractive way to reach scalable volume deliveries as natural gas markets mature and grow. A key component of the Westport™ HPDI 2.0 system is a brand new family of high pressure fuel injectors, co-developed with Delphi, designed to provide better cost, smaller size and improved packaging compared to prior generation Westport™ HPDI injector designs. The new generation injectors are currently running in engine and vehicle tests.
Westport and Delphi have entered into a joint development agreement which will combine our intellectual property and engineering strengths to co-develop and manufacture high-pressure natural gas fuel injectors designed for multiple engine OEMs. The first in a family of injectors to be developed will be one of the core components of Westport's recently announced HPDI 2.0 fuel system. Delphi is one of a few global injector manufacturers capable of producing fuel system components demanded by heavy-duty diesel engine OEMs.
Westport and Caterpillar are co-developing natural gas technology for off-road equipment, as announced in June 2012. The focus of current activity is primarily related to the development of locomotives and mine trucks, however, the agreement allows for the development of other applications such as electric power generation, industrial, marine and petroleum extraction applications worldwide. Caterpillar and Westport are combining technologies and expertise, including Westport HPDI technology and Caterpillar's industry leading off-road engine and machine product technology, to develop the natural gas fuel system. As part of this agreement, Westport expects to supply key components to Caterpillar for these products. Locomotive prototypes have been developed with commercialization expected to be after 2018 pending customer demand.
Westport is developing a technology that enables engine OEMs to offer a fully integrated, high performance engine optimized for dual-fuel operation, Westport GEMDi™. Westport GEMDi™ technology has been co-developed with Tata on their next generation 5L engine that is targeted for medium-duty trucks and buses in India. This technology provides fuel flexibility, ideal for regions where natural gas infrastructure is emerging, such as India, and is designed to meet Euro IV and V emissions standards.
Westport is developing a new electronic control unit, Westport WP580 EMS, which has been specifically developed for spark ignited, dedicated natural gas engine applications and can be integrated with a wide range of proprietary Westport fuel system components for flexible vehicle design and production. Its advanced combustion control technology is designed to optimize the engine for improved fuel economy, torque, and power while meeting Euro V and Euro VI emissions standards.

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Westport has unveiled the first generation of an ESI natural gas engine system. Westport's new revolutionary approach to natural gas combustion technology is designed to provide vehicle and engine OEMs with a "downsized" natural gas solution that is cost competitive while providing similar levels of power, torque, and fuel economy to a larger diesel engine. Using 100% dedicated natural gas as fuel, Westport's new technology optimizes the combustion and thermal efficiencies of the engine by taking advantage of the positive properties of natural gas. The Westport™ ESI combustion system is targeted at sub 9L engines for Class 6 and 7 truck applications and is also adaptable for sub 2L applications for use in automotive and non-automotive applications.
Westport has been developing an EPA/CARB certified 3.8 litre industrial engine that operates on either LPG or natural gas. Capable of producing 100 kilowatts of power and 347 N-m of torque, Westport’s 3.8L engine offers durability, high performance, fuel economy and low emissions using advanced automotive technology. Based on the Hyundai's 3.8L V6 automotive engine platform, with the Westport fuel system installed in South Korea, this industrial engine is available for use on forklifts, mechanical and hydraulic oilfield applications, power generators, irrigation pumps, construction vehicles (such as small front-end loaders and excavators) and municipal equipment, such as street sweepers.
REVENUES

CORPORATE AND TECHNOLOGY INVESTMENTS REVENUES
(Expressed in thousands of dollars)	Year Ended
	December 31, 2015	December 31, 2014
Product Revenue	$921	$29
Service Revenue	2,275	3,552
Total	$3,196	$3,581

Cummins Westport Inc. Joint Venture
CWI is a Delaware corporation owned 50% by WPI, a wholly-owned subsidiary of Westport, and 50% by Cummins. The board of directors of CWI is comprised of three representatives from each of Westport and Cummins. On February 19, 2012, Westport, Cummins and CWI entered into a Second Amended and Restated Joint Venture Agreement (the "Amended JVA") governing the operations of CWI and which amended the focus of CWI's future product development investments to North American markets, including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins' North American plants.
The purpose of the joint venture is to engage in the business of selling, marketing and developing SI natural gas or propane engines for on-highway use. The joint venture term is scheduled to end in February 2022.
PRODUCTS
CWI has six engines in commercial production today: ISL G, ISC8.3 G, C Gas Plus, B Gas Plus, ISB5.9 G, and ISX12 G targeted at the principal markets of urban transit, shuttle bus, refuse collection, vocational and dump trucks, medium and heavy-duty truck and tractor applications, school bus, street-sweepers, and delivery vehicles.
ISL G
The 8.9 litre ISL G was introduced in 2007 and was the world's first medium-duty engine for bus and truck applications to meet the 2010 EPA and CARB on-highway emissions levels. The ISL G incorporates SESI combustion technology and emissions control technologies to offer all of the advantages of previous lean-burning natural gas engines with an increase in performance and fuel efficiency, while meeting the strict 2010 EPA and CARB emissions standards. The ISL G is certified to the EPA 2014, as well as Euro V, EEV (Enhanced Environmentally Friendly Vehicle) and Euro VI standards.

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BUSINESS OVERVIEW » OPERATIONS » CUMMINS WESTPORT JOINT VENTURE

ISC8.3 G, C Gas Plus, B Gas Plus and ISB5.9G
The ISC8.3 G, C Gas Plus, B Gas Plus and ISB5.9G engines use lean burn combustion technology and are sold outside of North America, primarily in Asia and South America where they meet local emissions standards. The ISC8.3 G and the C Gas Plus are 8.3 litre lean burn natural gas engines with ratings from 250 to 280 horsepower. The ISC8.3 G engine is certified to the Euro IV and V standards, and the C Gas Plus is certified to Euro III and IV emissions standards.
The B Gas Plus engine is 5.9 litres in displacement and is suitable for shuttle bus, vocational and other truck applications that require less power and a smaller package size than the C Gas Plus. Launched in October 2002, the B Gas Plus is certified to Euro V and EEV emissions standards and has power ratings from 195 to 230 horsepower.
The ISB5.9 G is also 5.9 litres in displacement and is certified to Euro V and EEV emission standards with Euro Onboard Diagnostic Stage II certification. The ISB5.9 G has power ratings from 195 to 230 horsepower.
ISX12 G
The ISX12 G engine is an 11.9 litre heavy-duty, dedicated natural gas engine for regional haul truck / tractor, vocational and refuse applications. The ISX12 G natural gas engine is based on the Cummins ISX12 diesel engine platform and operates exclusively on CNG, LNG or RNG utilizing CWI's proprietary SESI technology, first introduced with the ISL G. The ISX12 G was introduced in April 2013 and is certified to EPA 2014 and CARB emissions standards. The engine is available with up to 400 horsepower and 1,450 lb-ft of torque.
PRODUCTS UNDER DEVELOPMENT
In October 2012, CWI announced the start of development of the 6.7 litre ISB6.7 G natural gas engine. This engine will be based on the Cummins ISB6.7 diesel engine and will use CWI's SESI technology and three-way catalyst. The engine will operate on either CNG or LNG. The ISB6.7 G is expected to be in production by 2016 and will be designed to meet EPA and CARB regulations in force at the time of launch.
In October 2015, CWI announced the development of the ISL G Near Zero ("NZ") NOx natural gas engine. It is the first medium duty engine in North America to have received emission certifications from both U.S. EPA and Air Resources Board ("ARB") in California that meet the 0.02 g/bhp-hr optional Near Zero NOx Emissions standards for medium-duty truck, urban bus, school bus and refuse applications.
Cummins Westport ISL G NZ exhaust emissions will be 90% lower than the current EPA NOx limit of 0.2 g/bhp-hr and will also meet the 2017 EPA greenhouse gas emission requirements. ISL G NZ meets the ARB certification 8 years in advance of the 2023 California Near Zero NOx schedule contributing to California Clean Air initiatives.  ARB has defined this certified Near Zero emission level as equivalent to a 100% battery truck using electricity from a modern combined cycle natural gas power plant.  In addition to the reduction in NOx, the ISL G NZ will feature Closed Crankcase Ventilation ("CCV") reducing engine related methane emissions by 70%. Production of the ISL G NZ is expected to begin in April 2016.
ENGINE PRODUCTION AND DISTRIBUTION
CWI engines have historically been manufactured in two different locations: a Cummins engine plant in Rocky Mount, North Carolina, and by Cummins India Limited in Pune, India. Pursuant to the terms of the Amended JVA, CWI will focus on sales in North America with engines that are manufactured in Cummins' North American engine plants in Rocky Mount, North Carolina and Jamestown, New York. Engines are sold to truck and bus OEMs for installation onto new vehicles. The fuel storage systems are installed at the OEM factory or at a third party location, such as a truck-body builder (i.e., refuse) or at a fuel system integrator.

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BUSINESS OVERVIEW » OPERATIONS » CUMMINS WESTPORT JOINT VENTURE

REVENUES

CUMMINS WESTPORT INC. REVENUES
(Expressed in thousands of dollars)	Year Ended
	December 31, 2015	December 31, 2014
Product Revenue	274,033	283,551
Parts Revenue	57,849	53,683
Total	331,882	337,234

Weichai Westport Inc. Joint Venture
WWI was established in July 2008 as a joint venture between Westport (35% interest), Weichai (40% interest) and Hong Kong Peterson (25% interest), focusing on the Chinese market. WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally.
WWI is based in China and occupies 34,000 m2 of manufacturing facilities. With strong demand for natural gas engines in China, WWI doubled its annual production capacity from 50,000 to 100,000 engines in 2014, with plans to expand to 150,000 engines by the end of 2015. WWI also doubled its testing facilities in 2014 and has a total of 25 test cells. The site includes a research and development centre and testing facilities.
PRODUCTS
WWI engines are based on Weichai’s diesel platforms, featuring SI alternative fuel technology. WWI has six engines in commercial production today: WP5NG, WP6NG, WP7NG, WP10NG, WP12NG and WP13NG targeted at the principal markets of city bus, coach, and heavy-duty truck applications. These engines meet emissions compliance of China III, China, IV or China V standards.
PRODUCTS UNDER DEVELOPMENT
WWI is integrating Westport™ HPDI technology to create the new 12-litre Weichai Westport Landking engine featuring Westport™ HPDI 2.0 technology designed to deliver the same power, torque, and performance as that of the original diesel engine. The Weichai Westport HPDI 12-litre engine has recently received China V emissions certification from the National Passenger Car Quality Supervision & Inspection Center (Tianjin Automotive Test Center).
In addition, Westport has licensed HPDI to Weichai to develop the 10 litre Weichai Westport WD10 engine with Westport™ HPDI 2.0. Due to commonality with the WP12, the program is expected to take approximately two years with product availability planned for 2018.
ENGINE PRODUCTION AND DISTRIBUTION
WWI engines are manufactured at WWI’s engine plant in Weifang, China. Engines are sold to truck and bus OEMs for installation onto new vehicles.
REVENUES
The decrease in WWI revenues is due to weak demand for trucks in China during 2015.

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WEICHAI WESTPORT INC. REVENUES
(Expressed in thousands of dollars)	Year Ended
	December 31, 2015	December 31, 2014
Product Revenue	185,967	618,465

TECHNOLOGY
We have invested over $800 million towards the research, development and commercialization of our proprietary technologies, which allow engines to operate on natural gas and other gaseous fuels while preserving the key performance benefits of gasoline or diesel engines.
We strive to develop and integrate the technologies that best fit the requirements of our target applications. As a result, Westport uses different fuel system and engine technologies across its range of applications. Generally, our technologies encompass vehicle and engine fuel systems, combustion and control approaches, as well as exhaust emissions treatment.
Light-Duty Applications
Light-duty applications include fork lift applications, small industrial engines, passenger cars and larger commercial vehicles such as pick-up trucks and utility vans.
FUEL SYSTEM COMPONENTS
Westport, through its Emer, OMVL and Prins subsidiaries, develops and manufactures safe, certified, reliable, fuel system components that enable gasoline engines to be adapted to natural gas or LPG operation. Fuel system components include CNG tank valves, which are designed to provide multiple layers of safety, fill nozzles, gaseous fuel lines, manual and electrically operated shut-off valves, single and double-stage pressure regulators, fuel gauges, high and low pressure fuel filters, integrated fuel rails and injectors, and customized electronic control units.
STOICHIOMETRIC MULTI-POINT INJECTION SPARK IGNITION
Westport fuel system components can be integrated on engines to allow sequential multipoint port injection of natural gas or LPG. These engines are SI, operate with a closed-loop controlled stoichiometric air/fuel ratio, and rely on a conventional three-way catalyst for emissions control. These engines can operate as bi-fuel engines (operation with either gasoline or gaseous fuel is possible) or dedicated to just one type of fuel. Most passenger car applications today are bi-fuel, whereas engines used in industrial applications such as forklifts and oilfields are dedicated to one type of fuel.
Westport is making fully-integrated, cost-effective solutions available for industrial and light-duty vehicle applications, such as the Westport WiNG™ Power System—an advanced, integrated, dedicated CNG, or bi-fuel (natural gas/gasoline) system for fleet customers of passenger and commercial vehicles.
Westport evaluates opportunities and conducts R&D to improve fuel system components and engine operating methods to offer gaseous fueled engines and vehicles that offer the highest level of safety, reliability, durability, performance, emissions and efficiency.

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BUSINESS OVERVIEW » TECHNOLOGY

DIRECT INJECTION ENGINES
An increasing portion of light-duty gasoline engines are relying on direct gasoline injection. Westport is active in developing technology to integrate natural gas fuel systems on such direct injection gasoline engines. Furthermore, Westport is investigating natural gas direct injection in SI engines.
Medium- and Heavy-Duty Applications
Medium-duty ("MD") and heavy-duty ("HD") applications include medium HD vehicles such as transit buses, refuse trucks, coaches, urban delivery vans, beverage delivery and school buses (vehicles that have a gross vehicle weight between 26,000 and 33,000 lbs, categorized as Class7). HD trucks include larger tractor-trailer combination and dump trucks that have gross vehicle weight above 33,000 lbs and are categorized as Class 8.
In these classes of vehicles, Westport and its partners are providing lean burn and stoichiometric SI engines to address the needs of different markets.
LEAN BURN SPARK IGNITION
Lean burn SI ("LBSI") gaseous-fuelled engines use Otto-cycle combustion with large amounts of excess air to maintain relatively low combustion temperatures resulting in low nitrogen oxides ("NOx") and low particulate matter ("PM") output. This architecture relies on robust traditional spark plug technology to ignite a pre-mixed air/fuel charge, which can accommodate most gaseous fuels including natural gas, propane, hydrogen, and blended fuels. MD and HD SI engine technologies are integrated with a robust diesel engine platform and a dedicated control strategy to create a clean-burning alternative fuel engine with excellent performance, reliability, and durability characteristics. WWI offers LBSI for example in China to power HD trucks, coaches and transit buses.
STOICHIOMETRIC SPARK IGNITION WITH EXHAUST GAS RECIRCULATION
CWI's SESI technology builds upon the LBSI approach, but uses high rates of cooled exhaust gas recirculation ("EGR") in the combustion process in place of large amounts of excess air. The use of cooled EGR allows the creation of oxygen-free exhaust, which then allows for the use of a simple, passive three-way catalyst. SESI technology delivers ultra-low emissions, below EPA 2010 levels, with increased thermal efficiency and higher low-speed torque compared with today's LBSI engines. CWI's very successful ISL G engine that is used in North American transit buses, refuse trucks and day cab trucks is based on the SESI technology. The Cummins Westport ISX12 G brings this technology into heavier duty truck applications. With modifications to the catalyst and engine operation, SESI technology has been certified to CARB Near-Zero NOx optional standard, which is 10 times lower than EPA 2010 NOx standard.
ESI NATURAL GAS SYSTEM
Westport’s proprietary ESI technology, for the first time, provides vehicle and engine OEMs with a natural gas solution that exceeds the power and~~;~~ torque of the diesel engine upon which it is based. This allows for engine downsizing resulting in a smaller, lighter, more powerful, more fuel efficient and lower emissions package. Using 100% dedicated natural gas as fuel, this newest technology optimizes the combustion system and thermal management of the engine by taking full advantage of the ultra-high octane performance fuel properties of natural gas. Developed to meet the highest level of OEM quality standards, Westport's new combustion system and components have been undergoing testing and offer ready integration into OEM applications globally. Its durability and reliability levels are expected to meet an OEM's extensive engine development program. The Westport™ ESI combustion system is targeted at sub 10L engines for Class 6 and 7 truck applications and is also adaptable for sub 2L applications for use in automotive and non-automotive applications.

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BUSINESS OVERVIEW » TECHNOLOGY

GAS ENHANCED METHANE DIESEL ("GEMDi")
Westport GEMDi™ technology is an improvement over typical dual-fuel technology. A dual-fuel engine typically relies on an unmodified and conventional diesel engine configuration, partly because dual-fuel engines are meant to be capable of reverting back to 100% diesel operation over the entire engine operating range if required. Under dual-fuel operation, natural gas is introduced at low pressure and mixed with the intake air. Diesel fuel is introduced directly into the combustion chamber near the end of compression stroke and is used to ignite a lean mixture of natural gas and air (i.e. no spark plugs are required). Due to the engine not being designed for operation on gas, dual-fuel engines usually result in limited substitution, varying between 30% and 70%, and in compromises in emissions and performance depending on the level of added diagnostic and control. In GEMDi, the base diesel engine is more optimized for dual-fuel operation through fuel and combustion system modification and sophisticated engine monitoring and control. GEMDi technology has proven to have power and torque similar to its base diesel engine performance, and is designed to deliver improved fuel economy and emissions compared to conventional dual-fuel technology.
Westport also provides fuel systems and engines enabling HPDI of natural gas as described below.
WESTPORT HIGH PRESSURE DIRECT INJECTION
Westport™ HPDI technology emulates the robust and efficient characteristics of diesel combustion but with the fuel being mostly natural gas. Engines with Westport™ HPDI use small diesel pilot sprays and larger natural gas jets injected late in the compression cycle. Westport™ HPDI retains the compression ratio and un-throttled operation of diesel engines, enabling high cycle efficiency and low end torque capability. It requires no special pistons, cams, ignition system, gas mixer, intake manifolds, exhaust sensors or port injectors. For high use applications, the diesel is, on average, approximately 10% of the total fuel energy input and is used to start the combustion process just prior to the main injection of natural gas. Due to the lower flame temperature of natural gas, engine out NOx emissions can be cut by 30% to 50% compared to diesel equipped with no or moderate exhaust gas recirculation. Due to the lower carbon content of gas compared to diesel, Westport™ HPDI leads to engine out PM emissions reduction of 60% to 80%, and to engine-out GHG emissions reduction of 15% to 25% inclusive of methane emissions. Westport™ HPDI technology has been demonstrated on Cummins, Volvo, MAN Truck & Bus AG Detroit Diesel, Weichai, EMD, Daimler and other heavy-duty engines and could be applied to any modern HD direct injection diesel engine, given sufficient development. Westport™ HPDI is well suited to large on-highway trucks and to high-horsepower applications where performance and part load fuel consumption are critical.
HIGH PRESSURE GASEOUS FUEL INJECTORS
Our Westport™HPDI fuel injectors are designed to be incorporated into a diesel engine with no or limited head modifications and minimized changes to the engine hardware beyond replacing a diesel injector with our Westport™ HPDI fuel injector. These injectors enable late-cycle, high pressure direct injection of natural gas, ensuring diffusion-type combustion. Westport™ HPDI fuel injectors are common-rail, diesel-actuated and electronically controlled.
We have developed fuel injectors capable of handling the special challenges presented by compressible fuels.  For instance, our injectors are designed to manage the high volumetric flow rates required for a fuel much less dense than diesel, the reduced cushioning associated with the low viscosity of gaseous fuels, and the critical sealing between gas and pilot fuel within the injectors.
We design and test our own natural gas direct injection fuel injectors. Westport has access to high volume scale production capability through our partnership with one of the world's largest diesel injector manufacturers, Delphi, to supply Westport™ HPDI fuel injectors.
The engine fuel system also includes gas and diesel control modules that filter, measure and regulate the fuels prior to admission to the engine, and electronic modules that control the various components of the fuel system.

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BUSINESS OVERVIEW » TECHNOLOGY

CRYOGENIC TANKS AND PUMPS
Our cryogenic technologies enable our customers to use LNG for mobile applications of HPDI, where durability is important, space is limited and excess weight is costly. Our designs for compact cryogenic pumps and storage vessels are well suited to on-road applications that have higher vibration profiles than stationary applications. Our LNG pump is designed to be fitted within a cryogenic vessel to provide rapid engine fuelling capability, minimize heat leak and external exposure of cryogenic parts.
CRYOGENIC SYSTEM FOR SI ENGINES
Westport has also extended its cryogenic technologies to provide LNG systems with increased fuelling rate capability to SI engines used in certain high load applications. This technology is used in our Westport iCE PACK product in North America and in a similar product developed for the China domestic market and provides a number of benefits. It enables the use of colder and denser LNG which results in approximately 10% more energy being stored in a full tank of LNG, improving vehicle range between fills. The colder and denser LNG avoids the need for expensive equipment otherwise required at the station to increase the temperature and pressure of the LNG, which is typically being done today as a requirement for proper operation of SI engines. The Westport iCE PACK tank systems rely on a pump that enables continuous high flow delivery of LNG at the required pressure to SI engines, a capability that traditional LNG systems do not have.
High Horsepower Applications
Westport is applying and tailoring some of its technologies for high horsepower applications. The HPDI and high pressure gaseous fuel injector technologies are being readily applied to large engines with appropriate scaling, calibration and verification. Our cryogenic tank and pump technologies require significant adaptation for these applications.
For rail applications, Westport has been developing fuel control modules to be integrated on LNG tenders that include significantly larger high pressure cryogenic pumps along with the adequate fuel vaporizer and fuel control system.
For mining truck applications, similar large cryogenic pumps are being integrated in specially purposed LNG tanks that are configured for efficient integration on-board mining trucks.
Advanced Combustion and Fuel System Concepts
Westport continues to explore new combustion and fuel system concepts to explore the potential of gaseous fuels in diverse applications. We have evaluated technologies such as:
HOT SURFACE IGNITION ("HSI")
Westport has demonstrated concept vehicles operating with natural gas direct injection and HSI. Specially shielded ceramic glow plugs were used for the ignition. Fast-response direct actuation common rail injectors were used to provide rate shaped injection or multiple gas injections. Emissions were drastically reduced because of the natural gas, but diesel-cycle diffusion combustion retains the power, torque, and efficiency of the diesel engine.
ON-BOARD GAS COMPRESSOR
We have developed vehicle booster-compressors to meet the fuel system's need to provide high-pressure natural gas to the injectors from CNG tanks. This compressor technology is modular and scalable to adapt to varying flow rates, gas pressures and packaging requirements. This was used, for example, on the concept vehicles operating with HSI.

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BUSINESS OVERVIEW » TECHNOLOGY

HOMOGENEOUS COMBUSTION DIRECT INJECTION
Westport has demonstrated concept power generation engines operating with some of the natural gas being pre-mixed with the intake air prior to ingestion into the combustion chamber and some of the natural gas being direct injected. The pre-mixed natural gas burned in a homogeneous charge compression ignition manner. We have developed methods to control the ideal timing of the start of combustion through signal processing of engine mounted accelerometers.
EXHUAST AFTERTREATMENT SYSTEMS
As a natural gas engine and fuel system developer, we have investigated and developed aftertreatment systems for natural gas engine technologies. We have worked with oxidation catalysts, methane-specific catalysts, three-way catalysts, lean NOx adsorbers, diesel particulate filters, and selective catalytic reduction systems. Novel systems and methods, applicable to both natural gas and diesel engines, have been developed.
HYDROGEN DIRECT INJECTION AND HYDROGEN NATURAL GAS BLENDS
Westport has demonstrated the operation of transit buses fueled with blends of hydrogen and natural gas. Westport has worked with OEM partners and with certain laboratories to investigate hydrogen direct injection.
In addition, Westport continues in collaboration with partner universities and laboratories to investigate certain fundamental aspects of gaseous fuel combustion and emissions catalysis.
INTELLECTUAL PROPERTY
The goal of our intellectual property strategy is to capture, protect, and utilize our intellectual property in coordination with our business and technology plans and to best enable the successful commercialization of our proprietary products. Our intellectual property strategy is designed to be adaptive to our target markets and the products intended for those markets, to support the commercial launch of new products, and to sustain a long-term competitive edge in the markets. We rely on a combination of patents, trade secrets, trademarks, copyrights and contracts to protect our proprietary technology.
We are committed to our strategy of building an intellectual property portfolio that encompasses a variety of intellectual property rights and protects our key intellectual assets. We believe these intellectual property assets will enable us to remain competitive in our industry.
We use patents as the primary means of protecting our technological advances and innovations, which include proprietary claims to components, materials, operating techniques, and systems. We have a proactive approach to identifying, evaluating and choosing strategic inventions that we seek to protect through the timely filing and prosecution of patent applications. We have a comprehensive invention disclosure program involving written invention memoranda and maintenance and preservation of supporting laboratory records. Patent applications are filed in various jurisdictions internationally, which are carefully chosen based on the likely value and enforceability of intellectual property rights in those jurisdictions, and to strategically reflect our anticipated major markets. Patents provide us with a potential right to exclude others from incorporating our technical innovations into their products and processes. Where appropriate, we license third party technologies to provide us with the flexibility to adopt preferred technologies.
As of December 31, 2015, we have filed over 1200 patent applications worldwide relating to over 290 inventions, and we held more than 430 issued patents worldwide, including more than 95 issued U.S. patents. We also have more than 250 patent applications pending in the U.S. and other countries and under the international Patent Cooperation Treaty, which preserves for at least 30 months our right to file corresponding patent applications in all of the major industrial countries that are of interest to us. These issued patents and pending patent applications cover various aspects of our technology.

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We believe we have developed a significant international patent portfolio, which establishes a broad foundation for our ongoing research activities and continues to yield new and patentable developments. Our strategy is directed not only to capturing improvements that we make to our current technologies and extending the window for such technologies, but also to capturing future technologies that we believe could supplant current technologies. Accordingly, we believe that we are continuously renewing our patent portfolio to support the growth of our business in both the short and long term. We expect to file new patent applications each year as our patent portfolio expands to strengthen our role as a leading developer of gaseous-fuelled engine technology. We expect activities relating to assertion and enforcement of our intellectual property rights to increase as the market for our products develops, and we also expect that our growing patent portfolio, especially when coupled with a strong enforcement program, will provide us with a significant advantage over our competitors.
Portions of our know-how are protected as trade secrets and through contractual agreements with our employees, suppliers, partners and customers. We take measures to carefully protect our intellectual property rights in our collaboration agreements and attempt to capture maximum value from our products to ensure a competitive advantage. We are supporting the ongoing development of our market image and branding strategy by seeking timely registration of our trademarks in strategically chosen jurisdictions.
COMPETITIVE CONDITIONS
We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. We believe we are one of the few companies that is focused in the development and commercialization of these technologies. Our R&D effort and investment have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage.
Westport’s products and its related technologies compete with:

•
Conventional established technologies, such as engines powered by diesel fuel and gasoline.  These incumbent technologies, from a fairly large number of global manufacturers, hold a very large market share in our target applications.

•
Alternative-fuel engines and related technologies using broadly the same technical approaches as Westport’s products, such as spark-ignited natural gas ("SING") and dual-fuel engines, LNG tanks, and new and aftermarket fuel-system components.  These Westport products compete head-to-head with conceptually-similar products from other companies.

•	Alternative engine and related technologies using fundamentally different technical approaches, such as hybrid and fully-electric vehicles, which Westport does not offer.
Competitors can range in size, technical expertise, and resources from the largest automotive OEMs to individual inventors.  Increasing interest in the alternative-fuels marketplace in recent years has increased the number of fast-follower new entrants, and increased the quality and number of offerings from established competitors.  In particular, we see increased competition from SING-engine OEMs in China, to aftermarket kit providers in Europe and in natural gas tanks.  Current oil price volatility and low prices will likely make for challenging market dynamics for alternative fuels and technologies.
GOVERNMENT FUNDING
Westport and CWI have won significant funding awards from U.S. and Canadian government agencies and from trade groups for technology development and demonstration projects. In some cases, the government or trade-group funding may be repayable, in whole or in part, depending on the success of the technology. Some of the more significant awards are described below.

30 » WESTPORT INNOVATIONS INC. 2015 ANNUAL INFORMATION FORM

In calendar year 2015:

•
Westport was awarded $900,000 from the Gas Technology Institute (“GTI”) to advance state-of-the-art natural gas combustion technology featuring Westport's ESI natural gas engine technology and demonstrate “High Frequency Corona Discharge Ignition”. The funding is provided by the California Energy Commission and the Southern California Gas Company.

•
Westport realized the final payment of $ 230,283 as the final installment of the SDTC award of $2.3 million announced in 2011 for the development of the Westport™ HPDI system for high horsepower applications.

In calendar year 2015, CWI received additional payments to previously announced awards.
Amounts received in 2015 were:

•
$454,685 ($359,100 +$89,000) from the Gas Technology Institute ("GTI") for development funding for the ISB 6.7B G engine program. The funding was provided by the California Energy Commission through the Public Interest Energy Research program.

•
$363,685 from the U.S. DOE’s National Renewable Energy Laboratory ("NREL"), GTI with funding originating from the California Energy Commission ("CEC"), and Utilization Technology Development, a division of GTI, for multiple engine programs, but primarily related to the development of the Cummins Westport ISX12 G engine.

HUMAN RESOURCES AND POLICIES
Westport has attracted a highly educated and experienced team of professionals focused on the development and commercialization of our technologies. We actively recruit skilled individuals with diverse backgrounds from around the world and provide them with specific training relating to our technology, and retain consultants and contract workers with specific expertise when appropriate.
In an effort to reduce costs and align expenses with revenues and income—we have proactively streamlined our business since reaching our peak global headcount in 2013.
In December 2015 our full-time equivalent headcount worldwide reached a three-year low of 725 employees. Our employee base consists mostly of engineers and technicians. In addition to the total number of Westport full-time employees, we have 62 contract or part-time staff in Canada, Argentina, Australia, China, France, Italy, Korea, Sweden, the Netherlands, the United Kingdom, and throughout the United States. In addition, CWI has 95 full-time employees, of which 89 employees and one contract staff are seconded from Cummins and six employees are seconded from Westport.
Our employees are not represented by a labour union, except in Italy and Sweden.
We believe that our relationships with our employees are good. Each new employee is required to execute confidentiality and proprietary rights agreements as well as a code of conduct certification as part of the employee's terms of employment. To encourage focus on achievement of medium- to long-term performance goals, virtually all of our employees are eligible for annual bonuses that are tied to achievement of performance milestones.
SOCIAL AND ENVIRONMENTAL POLICIES
Westport is committed to the protection of the environment and the prevention of pollution and strives to be an industry leader in mitigating the environmental impacts of fuel system research, development, testing and assembly. The following Environmental Policy Statement outlines the standards to which our operations are held:

•	Westport will work to ensure that its operations comply with all applicable environmental legislation, industry codes and standards;

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BUSINESS OVERVIEW » SOCIAL AND ENVIRONMENTAL POLICIES

•	Westport will work to collaborate with partners and industry stakeholders in the protection of the environment, the conservation of resources and the implementation of pollution mitigating practices;

•
Westport will continue to research, design, and develop alternative fuel engine technologies that preserve environmental health and safeguard employees, customers and the general public from injuries or health hazards;

•
Westport determines, evaluates, and strives to mitigate the environmental impacts of our existing operations and will work to conduct a thorough environmental assessment and risk analysis prior to the implementation of new projects;

•
Westport will abide by internally established standards to utilize energy and other resources efficiently in its operations, including emissions and waste management programs that exceed current legislative requirements;

•
Westport will strive to be an environmentally responsible neighbour in the communities where we operate and to act promptly and responsibly to correct incidents or conditions that endanger health, safety or the environment;

•	In conjunction with external response agencies, Westport will respond to environmental emergencies promptly and effectively via a trained and coordinated on-site Emergency Response Team;

•	Westport will work to fully investigate all environmental incidents or unplanned releases and to communicate findings as necessary to all affected parties;

•
Westport will endeavour to train its employees on their individual responsibility to protect the environment, to adhere to this Environmental Policy Statement, and to cooperate with Westport's efforts in this regard. On-site contractors and others acting on behalf of Westport are expected to abide by the same environmental code of conduct;

•
Westport will strive to evaluate its environmental performance through regular auditing and assessment of its regulatory compliance and adherence to this policy. We will strive to communicate the appropriate information to our stakeholders including our Board of Directors, employees, shareholders, governmental agencies and the general public; and

•
Westport will strive to continuously improve our environmental management system and measure the environmental impacts of our operations. Westport will implement this policy through a comprehensive plan with measurable goals/targets and a rigorous analysis of performance. Westport will work to provide a candid discussion of our environmental achievements and challenges in its annual sustainability report published on its website.

Our commitment to corporate responsibility is evident not only in the development of our products and technologies, but also in our ongoing efforts to enhance the social benefits derived from our business activities and minimize the environmental footprint of our operations. Every year, we review our operations, assess our environmental footprint and set targets for improvement.
We published our first sustainability report at the end of fiscal 2008 to highlight aspects of our safety, environment, and community engagement performance.  Our sustainability report, which will be published within our fiscal 2015 annual report, has been self-declared to be in accordance with the Global Reporting Initiative G3 Core framework.
We are committed to providing a discrimination and harassment-free workplace. Our expectations for individual integrity and ethical, moral, and legal conduct are outlined in our Code of Conduct which applies to everyone in Westport, including directors, officers, employees, contractors, agents and consultants who act of behalf of Westport in any business dealings. The Code of Conduct is reviewed and signed annually by all directors, officers and employees. We have also implemented an ethics hotline to provide an avenue for employees to raise concerns about corporate conduct. The Whistleblower Policy includes the reassurance that individuals will be protected from reprisals or victimization for "whistle blowing" in good faith.
Our employees demonstrate an active desire to contribute to our community. We have supported the United Way of the Lower Mainland with a spirited and employee-driven workplace campaign since 2002. Since that time, our employees have donated more than C$1.2 million to the United Way, and our campaigns have been recognized as leading efforts in the British Columbia high-tech sector.

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BUSINESS OVERVIEW » SOCIAL AND ENVIRONMENTAL POLICIES

IMPACT is an employee leadership team established by Westport employees to drive community engagement and community enrichment. Launched in 2007, IMPACT brings together the various volunteer activities, events, and initiatives that employees were already involved with into one coordinated effort. IMPACT's vision of community is broad and encompasses the actual communities in which we live and work, our immediate neighbours and our workplace. IMPACT has an ambitious and inspiring mandate to have its activities leave a positive and measurable impact on the community. Community leadership is a core value of ours and to support this, every employee is given 16 hours of paid leave per year to volunteer with a charitable organization of his or her choosing.
To further expand our sustainability networks, we are a member of Business for Social Responsibility.
We have been listed on the Jantzi Social Index ("JSI") since August 2000. The JSI is a socially-screened market capitalization-weighted common stock index modeled on the S&P/TSX 60 consisting of 60 Canadian companies that pass a set of broadly based environmental, social and governance rating criteria. The JSI has begun to generate the first definitive data on the effects of social screening on financial performance in Canada.

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DIVIDEND POLICY
To date, we have not paid out any dividends on our Common Shares. The future payment of dividends will be dependent on our ability to pay, including factors such as cash on hand, sustainable cash flow and achieving profitability, the financial requirements to fund growth, our general financial condition, and other factors that the Board may consider appropriate in the circumstances. Under our bank credit facilities, any dividends, shareholder loan repayments and other capital withdrawals require prior consent from our bank.
DESCRIPTION OF CAPITAL STRUCTURE
Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares ("Preferred Shares") issuable in series with no par value. As at December 31, 2015, our issued share capital consisted of 64,380,819 Common Shares and no Preferred Shares. Our Board may at any time issue any Preferred Shares in one or more series, each series to consist of such number of Preferred Shares as may be determined by the Board. The Board may determine at the time of issuance the designation, rights, privileges, restrictions, and conditions attaching to each series of Preferred Shares.
As more fully described below under "Description of Common Shares", the holders of our Common Shares are entitled to notice of, to attend and to one vote per Common Share at all meetings of our shareholders. The holders of our Preferred Shares shall have no right to receive notice of or to be present at or vote either in person, or by proxy, at any of our general meetings by virtue of or in respect of their holding of Preferred Shares.
Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares or any restrictions in any of our debt agreements, the directors shall have complete uncontrolled discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends.
On our winding-up, liquidation or dissolution or upon the happening of any other event giving rise to a distribution of our assets other than by way of dividend amongst our shareholders for the purposes of winding-up its affairs, subject to any rights, privileges, restrictions and conditions that may have been determined by the Board to attach to any series of Preferred Shares, the holders of all Common Shares and Preferred Shares shall be entitled to participate pari passu.
DESCRIPTION OF COMMON SHARES
The holders of our Common Shares are entitled to one vote per Common Share at meetings of shareholders, to receive such dividends as declared by the Board, and to receive Westport's remaining property and assets upon dissolution or winding up. The Common Shares are not subject to any future call or assessment, and there are no exchange, pre-emptive, conversion, redemption or retraction rights attached to the Common Shares. The following table provides additional information regarding the outstanding Common Shares, options, PSUs, and RSUs.

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OUTSTANDING COMMON SHARES, OPTIONS, PSUs, & RSUs
	December 31, 2015
	Number	Weighted Average Exercise Price ($)
Shares Outstanding	64,380,819
Performance Share Units
Outstanding(1)	3,561,433	N/A
Exercisable	—	—
Restricted Share Units
Outstanding	6,096,488	N/A
Exercisable	1,150,294	N/A

1.
The PSU's have payout levels ranging from 0% to 150% based on achieving the required performance criteria over the measurement period. The vesting of 2,695,000 PSU's granted in 2015 is conditional upon Shareholders of Westport approving an increase in the number of awards available for issuance pursuant to the Westport Omnibus Plan.

MARKET FOR SECURITIES
The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange under the trading symbol "WPT". The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the Toronto Stock Exchange for the periods indicated:

TORONTO STOCK EXCHANGE (WPT)
Period	High (C$)	Low (C$)	Close (C$)	Volume
January 2015	4.59	3.82	4.22	1,176,900
February 2015	8.41	4.26	6.90	3,698,700
March 2015	7.42	4.80	4.98	2,270,900
April 2015	5.96	4.92	5.46	748,700
May 2015	7.46	5.35	6.58	1,147,200
June 2015	7.36	5.70	5.89	616,700
July 2015	6.61	4.97	5.24	1,955,900
August 2015	5.14	3.98	4.63	680,100
September 2015	4.85	3.29	3.32	453,000
October 2015	5.18	3.23	4.07	598,400
November 2015	4.81	3.17	3.17	707,400
December 2015	3.66	2.34	2.78	985,400
January 2016	3.30	1.79	2.70	1,024,800
February 2016	2.77	2.11	2.52	287,300
March 1–22, 2016	3.99	2.52	3.73	568,700

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The outstanding Common Shares are additionally listed and posted for trading on the NASDAQ Global Select Market under the trading symbol "WPRT". The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the NASDAQ Global Select Market for the periods indicated:

NASDAQ GLOBAL SELECT MARKET (WPRT)
Period	High ($)	Low ($)	Close ($)	Volume
January 2015	3.91	3.24	3.35	10,753,900
February 2015	6.74	3.37	5.51	32,039,300
March 2015	5.97	3.82	3.94	12,664,100
April 2015	4.93	3.90	4.53	7,638,900
May 2015	6.18	4.47	5.29	16,508,700
June 2015	5.95	4.58	4.74	8,816,700
July 2015	5.10	3.80	4.01	8,599,800
August 2015	4.00	3.00	3.54	6,046,300
September 2015	3.67	2.47	2.49	7,004,800
October 2015	4.01	2.42	3.10	6,954,000
November 2015	3.64	2.42	2.46	6,562,900
December 2015	2.66	1.70	2.01	9,821,100
January 2016	2.32	1.30	1.92	12,076,400
February 2016	2.00	1.51	1.87	4,588,800
March 1–22, 2016	3.09	1.88	2.87	6,975,800
In the twelve-month period ended March 29, 2016, Westport granted the following performance share units ("PSUs") and restricted share units ("RSUs") pursuant to the Westport Omnibus Plan.

WESTPORT OMNIBUS PLAN
Date	Number of Securities Granted (RSUs)	Number of Securities Granted (PSUs)	Per Share Market Value of Shares Underlying Securities at Time of Unit Issuance ($)
May 28, 2015 (1)	2,683,632	2,695,000	6.82
September 3, 2015	78,988	—	4.74
November 12, 2015	99,010	—	3.91

1.
The vesting of the 2,695,000 PSU's granted in 2015 is conditional upon Shareholders of Westport approving an increase in the number of awards available for issuance pursuant to the Westport Omnibus Plan and achievement of the related performance criteria. As a result these PSU's are being treated as a liability until this condition is met.

PRIOR SECURITIES ISSUED
No securities of Westport not listed or quoted on any exchange were issued during the year ended December 31, 2015, other than RSUs and PSUs. Additional information with respect to the issuance of securities under Westport's equity compensation plans by Westport during the most recently completed financial year will be contained in Westport's Management Information Circular in respect of its annual and special meeting of shareholders, which will be made available on SEDAR at www.sedar.com.

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DIRECTORS AND EXECUTIVE OFFICERS
Our shareholders elect the members of our Board at each annual general meeting. Directors typically hold office until their successor is appointed or until the next annual general meeting of shareholders at which time they may be re-elected or replaced.
The following tables set forth the names and municipalities of residence of all of the members of our Board and executive officers as of December 31, 2015, as well as the positions and offices held by such persons, their principal occupations, and number of Common Shares held as of March 29, 2016 (the number of common shares held by Directors and Executive Officers vary in shareholding positions primarily due to purchase price or grant amounts at varying times and share prices).
On January 11, 2016, Westport announced that Peter Yu was appointed to the Board.
On March 17, 2016, Westport announced that Rodney (Rod) Nunn, President and CEO of KSR International Co. (KSR)-a leading Tier One automotive supplier-was appointed to Westport's Board of Directors as part of a nomination agreement between Westport and certain entities affiliated with Westport's largest shareholder, Kevin Douglas ("the Douglas Group"). In connection with Westport's entry into the nominating agreement, Jill Bodkin, one of Westport's current directors, has agreed to step down from the Westport Board.

DIRECTOR BIOGRAPHIES

DR. WARREN J. BAKER (2)(3)	DIRECTOR
Citizenship: U.S.
Dr. Warren J. Baker (77), a US citizen, of Avila Beach, California, USA, joined the Board of Directors in September of 2002.  He is currently Chairman of the Board and Chair of the Nominating & Corporate Governance Committee. Helping drive Westport's innovation and technology path, Dr. Baker has led a distinguished career in science and technology including as a member of the US National Science Board appointed by President Reagan, serving from 1985 to 1994 including as Chair of the Programs and Plans Committee, and the Polar Research Committee. More recently, Dr. Baker retired as President Emeritus of California Polytechnic State University in San Luis Obispo, California, having served as President from 1979 until August 1, 2010.   Dr. Baker is a Fellow of the American Society of Civil Engineers, a former Fellow in the Engineering Society of Detroit, a former member of the board of directors of the California Council for Science and Technology, a former member of the California Council for Environmental and Economic Balance, and a former member of the US Business-Higher Education Forum.  Dr. Baker has served as Chair of the board of directors of the ASCE Civil Engineering Research Foundation.  From 1994 to September 2012, Dr. Baker was a member of the board of directors of John Wiley & Sons, Inc. of Hoboken, New Jersey, a New York Stock Exchange listed global publisher of print and electronic products, specializing in scientific, technical, and medical books and journals, where he also served terms as Chair of the Audit Committee, the Governance Committee, and Human Resources and Compensation Committee. Dr. Baker also served on the board of directors of the Society of Manufacturing Engineers' Education Foundation, and is recent past Chair of the Board of Governors, the US/Mexico Foundation for Science (FUMEC).

Resides in: Avila Beach, California, USA
Director since: September 2002
Common Shares:
58,331
Options:
4,285
Principal Occupation for Last 5 years: Retired from California Polytechnic State University since 2010. President, California Polytechnic State University (1979-2010)

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DIRECTORS AND EXECUTIVE OFFICERS » DIRECTORS BIOGRAPHIES

M.A. (JILL) BODKIN	DIRECTOR Until March 17, 2016
Citizenship: Canadian
M.A. (Jill) Bodkin (72), a Canadian citizen, of Vancouver, British Columbia, Canada, joined the Board of Directors in July of 2008.  Ms. Bodkin brings a significant amount of public company and venture capital markets expertise and a distinguished background with the BC Securities Commission and Ernst & Young LLP. She has been Corporate Director and Chair and Chief Executive Officer of Golden Heron Enterprises since 1996. A director of public and private companies, Ms. Bodkin is also the President of Yaletown Venture Partners VCC, Vancouver, and on boards of Valemount Glacier Destinations, Exro Technologies, Syracuse University's Maxwell School of Citizenship and Public Affairs, and Vancouver Opera. From 2004 to 2011, Ms. Bodkin was Director for Canada for KCTS 9 Television, the Seattle based Pacific Northwest PBS station. She is a Governor and former Chair of the Vancouver Board of Trade, as well as a former Director of the Laurentian Bank of Canada and President of the Board of Pacific Coast Public Television. She has served on the Audit Oversight Council for the Canadian Institute of Chartered Accountants, advisory boards on investment and trade to Canadian and British Columbia Cabinet Ministers, and as a Trustee of policy think tanks, including the Thailand Development Research Institute, the Institute for Research in Public Policy in Canada, and the Canada West Foundation. After her early career in trade and finance in Canada's capital, Ms. Bodkin was appointed, in 1981, British Columbia's first woman Deputy Minister, responsible for financial institutions, then served as founding Chair of the BC Securities Commission. From 1987 to 1996, she was a Corporate Finance Partner with Ernst & Young LLP, advising on financing technology companies and capital projects in North America and Asia. Her mid-career graduate studies were in public finance at the Maxwell School, and she has been an Executive in Residence at UBC's Faculty of Business.

.

Resides in: Vancouver, British Columbia, Canada
Director since: July 2008
Common Shares:
11,218
Share Units:
20,168
Principal Occupation for Last 5 years: Chair and Chief Executive Officer of Golden Heron Enterprises since 1996; Director of Canadian Development for KCTS 9 Television (2004–2011)

JOSEPH P. CARON (2)	DIRECTOR
Citizenship: Canadian
Joseph P. Caron (68), a Canadian citizen, of West Vancouver, British Columbia, Canada, joined the Board of Directors in August, 2014. Mr. Caron provides an international business and government perspective with a career including as Canadian Ambassador to the People's Republic of China (2001-2005), Canadian Ambassador to Japan (2005-2008) and High Commissioner to India (2008-2010). With operations on five continents and 10 countries, Mr. Caron's experience is a great addition. Mr. Caron began his international relations career in 1972 as a member of the Trade Commissioner Service. His knowledge of the Japanese language led to assignments in Japan for over 17 years in government and business, including the Canadian Embassy as Minister Plenipotentiary and Head of Chancery. He also subsequently held several positions related to Asian and international economic affairs for the Canadian Government, including serving the Foreign and Defence Policy Secretariat of the Privy Council Office. From 2001 to 2005, he served as Canadian Ambassador to the People's Republic of China with concurrent accreditation in the Democratic People's Republic of Korea (North Korea) and Mongolia. In 2005, he was named Canadian Ambassador to Japan and, in 2008, he served as High Commissioner to the Republic of India. Mr. Caron has been awarded an Honorary Doctorate from Meiji Gakuin University in Tokyo and has also been named a Distinguished Fellow of the Asia Pacific Foundation of Canada as well as a Honorary Fellow of the Institute of Asian Research of the University of British Columbia. Mr. Caron is a Board member of Manulife Financial Corporation and Vancouver International Airport. Mr. Caron was also Strategic Advisor, Asia Pacific at Heenan Blaikie LLP. Mr. Caron obtained a Bachelor of Arts degree with Honours from the University of Ottawa in 1970.

Resides in: West Vancouver, British Columbia, Canada
Director since: August 2014
Common Shares:
10,211
Share Units:
11,899
Principal Occupation for Last 5 years:
President, Joseph Caron Inc., a consulting firm Mr. Caron established in 2010. Held various positions related to Asian and international economic affairs for the Canadian Government including High Commissioner to India (2008 to 2010)

DAVID R. DEMERS	CHIEF EXECUTIVE OFFICER AND DIRECTOR
Citizenship: Canadian
David R. Demers (60), a Canadian citizen, of Vancouver, British Columbia, Canada, is a founder of Westport and has been Chief Executive Officer and a member of the Board of Directors since the Corporation was formed in March of 1995. Mr. Demers brings an entrepreneurial spirit and an unmatched drive to make Westport's technology and company a global success. Mr. Demers holds a Bachelor of Science (Physics) degree and a Juris Doctor (Law), both from the University of Saskatchewan. Mr. Demers started his career at IBM Canada and has been involved in the formation and growth of several successful technology companies. He is currently a member of the board of directors of Primero Mining Corp. (NYSE:PPP) and ECRI, a private software company, as well as several Westport subsidiaries and ventures in which Westport has an equity interest.

Resides in: Vancouver, British Columbia, Canada
Director since: March 1995
Common Shares:
129,332
Share Units:
2,211,207
Principal Occupation for Last 5 years: Chief Executive Officer of Westport since March 1995

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DIRECTORS AND EXECUTIVE OFFICERS » DIRECTORS BIOGRAPHIES

BRENDA J. EPRILE (1)(2)	DIRECTOR
Citizenship: Canadian
Brenda J. Eprile (61), a Canadian citizen of North York, Ontario, Canada was appointed to Westport's Board of Directors in October of 2013 and brings extensive financial experience and acumen. Ms. Eprile is Chair of the Audit Committee and a member of the Human Resources and Compensation Committee. Ms. Eprile's familiarity with Westport as a former Advisory Board member and her deep understanding of public companies is valuable to Westport as it continues to grow and business evolves. Ms. Eprile is the owner and principal at Eprile & Company Inc., a boutique consulting firm serving a wide variety of clients on a range of regulatory and compliance issues. From 2000 to 2012, Ms. Eprile was a Senior Partner at PricewaterhouseCoopers and led the Risk Advisory Services practice. From 1985 to 1997, Ms. Eprile had a distinguished career as a securities regulator in Canada, having held the positions of both Executive Director and Chief Accountant at the Ontario Securities Commission. Ms. Eprile is a Fellow Certified Professional Accountant (FCPA), and received an ICD.D from the Institute of Corporate Directors in 2013. She has an Honours Bachelor of Music from the University of Toronto, as well as a Master of Business Administration from Schulich School of Business, York University. She is a director of several other organizations including a Canadian securities dealer and War Child Canada, a not for profit organization. She is the past Chair of the Board of Canada's National Ballet School.

Resides in: North York, Ontario, Canada
Director since: October 2013
Common Shares:
9,200
Share Units:
17,379
Principal Occupation for Last 5 years: Managing Director at Eprile & Company since 2012; Senior Partner at PricewaterhouseCoopers LLP (2000 to 2012)

PHILIP B. HODGE (3)	DIRECTOR
Citizenship: Canadian
Philip B. Hodge (50), a Canadian citizen, of Calgary, Alberta, Canada has been a member of the Board of Directors since June of 2012 and is Chair of the Nominating and Corporate Governance Committee. Mr. Hodge has returned to Westport as a director after working at Westport as Vice-President and General Counsel from 2000 to 2006. Mr. Hodge demonstrated strong leadership at Westport through developing and managing strategic partnerships with various industry partners, and acted in a key role in the Cummins Westport and Weichai Westport joint venture formation. Mr. Hodge's diverse background in finance and law, combined with his experience in the oil and natural gas industry is an asset to Westport's Board of Directors and its committees. Mr. Hodge has been President, Chief Executive Officer and a Director of Pine Cliff Energy Ltd., a Canadian junior oil and natural gas company listed on the Toronto Venture Exchange, since January 2012. Mr. Hodge most recently held the positions of Vice President, Business Development and Vice President Acquisitions and Divestments at Penn West Exploration, one of the largest conventional oil and natural gas producers in North America. Prior to that, Mr. Hodge was a Managing Director at Mackie Research Capital Corporation and J.F. Mackie & Co., Calgary based investment banks. From 2000 to 2006, Mr. Hodge was Vice-President and General Counsel of Westport where he was responsible for legal, corporate governance, strategic partnership and corporate development functions, as well as the formation and growth of the company's business in China. Prior to 2000, Mr. Hodge was a partner at Bennett Jones LLP, a Canadian national law firm, practicing in that firm's securities and mergers and acquisitions department in its Calgary office. Mr. Hodge has a Bachelor of Commerce and Bachelor of Law from the University of Alberta.

Resides in: Calgary, Alberta, Canada
Director since: June 2012
Common Shares:
20,594
Share Units:
17,379
Principal Occupation for Last 5 years:
President, Chief Executive Officer and Director of Pine Cliff Energy Ltd. since January 2012; Vice President, Business Development and Vice President Acquisitions and Divestments at Penn West Exploration (2010 to 2011); Managing Director at Mackie Research Capital Corporate and J.F. Mackie & Co. (2006 to 2010)

DR. DEZSÖ J. HORVÁTH (1)(2)	DIRECTOR
Citizenship: Canadian
Dr. Dezsö J. Horváth (73), a Canadian citizen, of Toronto, Ontario, Canada, has been a member of the Board of Directors since September of 2001. Dr. Horváth's rich history in strategy and academia brings the necessary process and attention to detail that helps turn the Board and management's vision into a reality. Dr. Horváth is an internationally renowned strategist and educator. He is currently Chair of the Human Resources and Compensation Committee. He is the Dean and holds the Tanna H. Schulich Chair in Strategic Management at the Schulich School of Business at York University in Toronto, Ontario, where he has taught since 1977. He is an Electrical Engineer and holds several degrees in management (MBA, Licentiate, PhD) from Swedish universities. After an early R&D career with the Swedish multinational ASEA (now ABB) in the electrical industry, he accepted senior academic appointments at Swedish and then Canadian universities. In addition to publishing books and articles on strategic management and international business, Dr. Horváth has been engaged by major corporations and governments as a consultant in these fields. In addition to his membership on corporate boards in the past, Dr. Horváth is currently a director of Inscape Corporation (since 2003), Samuel, Son & Co. Limited (since 2007) and UBS Bank (Canada) (since 2009). He is also a director of The Toronto Leadership Centre (since 1998) and the Canada-India Business Council (C-IBC) (since 2009). As well, he is on the International Advisory Council of the St. Petersburg University School of Management, Russia (since 1996), Guanghua School of Management, Peking University, China (since 2007), Fundaçäo Dom Cabral (FDC), Brazil (since 2009). Dr. Horváth is a member of the Strategic Management Society (SMS), the Academy of Management (AOM) and the Academy of International Business (AIB). In 2004, he was named AIB International Dean of the Year. Dr. Horváth was chosen as a Member of the Order of Canada in July 2008 for his academic leadership and sustained commitment to business education in Canada. In 2012, he received the Queen's Diamond Jubilee Medal in recognition of his achievements and significant contributions to Canada.

Resides in: Toronto, Ontario, Canada
Director since: September 2001
Common Shares:
63,843
Share Units:
17,889
Options:
4,285
Principal Occupation for Last 5 years: Dean and Tanna H. Schulich Chair in Strategic Management, Schulich School of Business, York University since 1977

WESTPORT INNOVATIONS INC. 2015 ANNUAL INFORMATION FORM » 39

DIRECTORS AND EXECUTIVE OFFICERS » DIRECTORS BIOGRAPHIES

GOTTFRIED (GUFF) MUENCH (3)	DIRECTOR
Citizenship: Canadian
Gottfried (Guff) Muench (64), a Canadian citizen, of West Vancouver, British Columbia, Canada, joined the Board of Directors in July of 2010.  Mr. Muench has a strong history in the natural gas transport industry serving as the first President of Cummins Westport from 2001 to 2002. His career experience and success at Cummins, as one of the leading Cummins distributors is of great assistance to Westport and the Board of Directors as the Corporation focuses its efforts on product commercialization. Mr. Muench obtained a Masters of Business Administration degree (1981) from the University of Western Ontario, and from, 1981 to 2010, Mr. Muench held various senior positions within Cummins Inc., including Canadian General Sales Manager-Parts in Oakville, Ontario, and Vice-President, Distribution & Customer Support for Cummins Engine Company in Columbus, Indiana.  In 1986, Mr. Muench became the owner and principal of Cummins British Columbia, now Cummins Western Canada, the Cummins distributor for western Canada that now serves customers in eight different provinces and territories.

Resides in: West Vancouver, British Columbia, Canada
Director since: July 2010
Common Shares:
25,563
Share Units:
16,231
Principal Occupation for Last 5 years:
Retired from Cummins since 2010; previously held various senior positions within Cummins, including Canadian General Sales Manager-Parts in Oakville, Ontario, and Vice-President, Distribution & Customer Support for Cummins Engine Company (1981–2010)

DOUGLAS G. PEARCE	DIRECTOR
Citizenship: Canadian
Doug Pearce (63), a Canadian citizen, of Kelowna, British Columbia, Canada joined the Board of Directors in April of 2015. Doug Pearce has over 35 years of experience in financial management and capital markets. Mr. Pearce was the founding Chief Executive Officer and Chief Information Officer of the British Columbia Investment Management Corporation ("bcIMC") from 1999 until his retirement in 2014 and also led bcIMC's predecessor as Director of Investments from 1988. bcIMC manages a globally diversified portfolio on behalf of more than 500,000 pension plan beneficiaries and clients: public sector pension plans, public trusts, and insurance funds. Mr. Pearce was responsible for the safety of these assets under management that demanded his sound investment judgment and a socially responsible perspective while growing the portfolio from C$9.4 billion in 1988 to C$114 billion by 2014. Over this time, Mr. Pearce introduced new asset types and international markets to the portfolio including infrastructure projects in Chile, real estate in China, and private equity in India, and has shown his tenacity at being able to actively respond to market changes while continuing to build for the future. Mr. Pearce brings proven leadership skills in strategy development, risk management, and strong governance practices. Mr. Pearce was the Director of the Canadian Coalition for Good Governance from 2006 to 2008 and then Chair from 2008 to 2012, and promotes standards that are fair, transparent, and informed. Doug has also served as a Director at Bentall Kennedy LLP since 2013 (previously on the board of Bentall Corporation), as an Advisory Board Member at the University of British Columbia's Sauder School of Business since 2006, and became an Advisory Board Member at the Pacific Pension Institute in 2014 where he also served as past Chairman from 2000 to 2005. The Pacific Pension Institute is a nonprofit educational organization that assists investment funds worldwide with carrying out their fiduciary responsibilities, especially with respect to Asia and the Pacific region. Mr. Pearce has a Bachelor of Commerce from the University of Calgary, has completed executive education programs at Harvard Business School and the London School of Business, and holds an ICD.D designation from the Institute of Corporate Directors in Canada.

Resides in: Kelowna, British Columbia, Canada
Director since: April 2015
Common Shares:
—
Share Units:
21,738
Principal Occupation for Last 5 years: Founding, Chief Executive Officer and Chief Information Officer of the British Columbia Investment Management Corporate ("bcIMC") from 1999 to 2014; Director of Bentall Kennedy LLP since 2013.

PETER YU (1)	DIRECTOR
Citizenship: U.S.
Peter Yu (54), a U.S. citizen, is Founder and Managing Partner of Cartesian Capital Group, a global private equity firm with more than $2.4 billion under management. Mr. Yu directs a team of twenty-five professionals on four continents, managing capital for leading institutional investors around the world. Prior to founding Cartesian, Mr. Yu founded and served as President and Chief Executive Officer of AIG Capital Partners. He built AIG Capital Partners into a leading global private equity firm with $4.5 billion under management. Over his career, Mr. Yu has initiated, negotiated, and executed numerous innovative and successful investments across a wide range of industries and geographies. He has served as a director and advisor to more than two dozen industry-leading companies. Prior to founding AIG Capital Partners, Mr. Yu served President Bill Clinton as Director to the National Economic Council in the White House. In that capacity, he managed a number of domestic and international economic policy initiatives and priorities. Mr. Yu graduated magna cum laude from Harvard Law School, where he served as President of the Harvard Law Review. The author of numerous articles and monographs, he served as a law clerk to Justice John Paul Stevens of the United States Supreme Court and to Chief Judge Patricia Wald of the U.S. Court of Appeals for the D.C. Circuit. Mr. Yu received his B.A. degree from the Woodrow Wilson School at Princeton University.

Resides in: New York City, New York, U.S.A.
Director since: January 2016
Common Shares:
—
Share Units:
—
Principal Occupation for Last 5 years: Founder and Managing Partner of Cartesian Capital Group since 2006.
Notes:

(1)	Member of the Audit Committee as at the date hereof. As at December 31, 2015, the members of the Audit Committee were Jill Bodkin, Brenda J. Eprile (Chair), Dr. Dezsö Horváth and Peter Yu.

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DIRECTORS AND EXECUTIVE OFFICERS » DIRECTORS BIOGRAPHIES

(2)
Member of the Human Resources and Compensation Committee as at the date hereof. As at December 31, 2015, the members of the Human Resources and Compensation Committee were Warren J. Baker, Jill Bodkin, Joseph P. Caron, Brenda J. Eprile, Gottfried Muench, and Dr. Dezsö Horváth (Chair).

(3)
Member of the Nominating and Corporate Governance Committee as at the date hereof. As at December 31, 2015, the members of the Nominating and Corporate Governance Committee were Warren J. Baker (Chair), Jill Bodkin, Philip B. Hodge and Douglas G. Pearce.

EXECUTIVE OFFICER BIOGRAPHIES
David R. Demers, see information contained under the heading "Director Biographies".

NANCY S. GOUGARTY	PRESIDENT AND CHIEF OPERATING OFFICER
Citizenship: U.S.
Nancy S. Gougarty was appointed President and Chief Operating Officer in July of 2013. Prior to her appointment, Ms. Gougarty served on the Board from February of 2013 to July of 2013. Ms. Gougarty served as the Vice President for TRW Automotive Corporation operations in the Asia-Pacific region from 2008 to 2012. Joining TRW in 2005, her previous positions included vice president of product planning, business planning and business development, and Vice President of braking, electronics and modules for Asia Pacific. Based at the Asia- Pacific headquarters in Shanghai, China, Ms. Gougarty oversaw the operations of more than 30 plants in the region. She directed the development and implementation of strategic and operational plans and worked to enhance strategic relationships with customers and joint venture partners in the region. Ms. Gougarty's distinguished career began in 1978 when she started with GM's Packard Electric Division, first as an industrial engineer; she later took on various roles in application engineering, finance, operations, and sales and engineering with increasing responsibility. In 1997, she was named Managing Director for GM's joint venture in Shanghai, followed by a series of appointments accountable for strategic growth in Asian countries. After the successful post as the Director for Delphi Packard, Asia Pacific, Ms. Gougarty spent three years leading Delphi's largest account as Global Account Director GM, until becoming the Vice President for Delphi Automotive Systems, Japan and Korea. Ms. Gougarty is a certified Six Sigma Green Belt. She holds an EMBA degree from Case Western Reserve University and a Bachelor of Science degree in Industrial Management from the University of Cincinnati. A community service advocate, Ms. Gougarty serves as Advisor to the President of Marietta College, Ohio and is a member of the board of TriMas Corporation.

Resides in: Vancouver, British Columbia, Canada
Westport Since: February 2013
Common Shares:
20,475
Share units:
1,889,993
Principal Occupation for Last 5 years: President and COO of Westport since July 2013; Vice President for TRW Automotive Holdings Corp. (2005 to 2012)

ASHOKA ACHUTHAN	CHIEF FINANCIAL OFFICER
Citizenship: U.S.
Ashoka Achuthan was appointed as Chief Financial Officer in June 2014. Mr. Achuthan has been with Westport since November 2013 as Executive Vice President, Finance Operations. In this role, he oversaw all operational finance activities within Westport, including financial management of ongoing business operations as well as investments; financial planning, forecasting and reporting; and developing and tracking key performance metrics. Prior to joining Westport, he was CFO at CODA Holdings Inc. between 2011 and 2013, where he held full responsibility for all financial management aspects of the company including the initial public offering filing, organizational readiness for vehicle launch, supply chain management, and development of the battery based power storage business. His career includes over 20 years with Siemens in Asia, Europe and North America. His last position at Siemens was Executive Vice President and CFO of Siemens VDO Automotive Inc. where he helped drive profitability and grow the business from $1.2 billion to $3.2 billion in revenues between 2000 and 2005. Ashoka has also held roles as CFO at Cooper Power Systems Inc. between 2005 and 2008; CFO at ATC Technologies Corp between 2008 and 2010; and the CFO at Key Plastics LLC in 2010. Ashoka earned a Bachelor of Science degree from the University of Bombay, an MBA from Case Western Reserve University, and is a Chartered Accountant.

Resides in: Chicago, Illinois, U.S.A.
Westport since: November 2013
Common Shares:
2,745
Share units:
725,973
Principal Occupation for Last 5 years:
Chief Financial Officer of Westport since June 5, 2014; Executive Vice President, Finance Operations of Westport from November 2013 until June 2014; Chief Financial Officer of CODA Holdings Inc. ("CODA"), a private company that designs and manufactures electric cars, from 2011 until 2013; Chief Financial Officer at Key Plastics LLC in 2010

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DIRECTORS AND EXECUTIVE OFFICERS » EXECUTIVE OFFICER BIOGRAPHIES

JAMES (JIM) ARTHURS	EXECUTIVE VICE PRESIDENT
Citizenship: Canadian
Jim Arthurs is Executive Vice President, Heavy Duty Systems at Westport. He has responsibility for development of Westport’s heavy duty engine and fuel system technologies, including the High Pressure Direct Injection system. Jim is also Chairman of Cummins Westport Inc., a joint venture company owned equally by Cummins Inc. and Westport that designs, engineers and markets spark-ignited natural gas engines for medium- and heavy-duty transportation applications such as trucks and buses. Previously, Jim was President of Cummins Westport Inc. from 2012 to 2013 and led the development of the Cummins Westport ISX12 G natural gas engine. Prior to that, Jim was Vice President, Cryogenic Systems and Vice President, Operations for Westport. Prior to joining Westport in 2011, Jim was a Managing Partner and Co-Founder of i3 Transition Partners LLP, a management consulting firm that specializes in business assessments and helping companies plan for and implement strategic change. Over his career, Jim has held senior sales, operating and executive management positions at several companies including IBM and Weyerhaeuser. Jim was CIO at the Loewen Group and Managing Director of Operations for the Jim Pattison Group. He is currently a member of the board of directors of Western Forest Products Inc., an integrated forest products company. Jim holds a BSc degree in Computer Science from the University of Calgary.

Resides in: North Vancouver, British Columbia, Canada
Westport since: 2011
Common Shares:
15,888
Share units:
430,831
Principal Occupation for Last 5 years:
Executive Vice President of Westport since January 2014; President of Cummins Westport Inc. from 2012 to 2013; Managing Partner and Co-Founder of i3 Transition Partners LLP (2009 to 2011)

SALMAN MANKI	CHIEF LEGAL OFFICER & CORPORATE SECRETARY
Citizenship: Canadian
Salman Manki is Chief Legal Officer &Corporate Secretary of Westport. Mr. Manki oversees Westport’s global legal affairs and acts as Corporate Secretary to the Board. Mr. Manki joined Westport in 2010 following serving as Director & Legal Counsel at VANOC (Vancouver Organizing Committee for the 2010 Olympic and Paralympic Winter Games) and working as a corporate lawyer at two leading law firms in Vancouver. Mr. Manki holds law degrees from Oxford University and the University of British Columbia.

Resides in: North Vancouver, British Columbia, Canada
Westport since: 2010
Common Shares:
249
Share units:
240,897
Principal Occupation for Last 5 years: Chief Legal Officer and Corporate Secretary since April 2015. Prior to that served as Vice President, Legal Affairs.

THOMAS G. RIPPON	EXECUTIVE VICE PRESIDENT
Citizenship: Canadian
Thomas G. Rippon is an Executive Vice President at Westport, responsible for Global Engineering as of October 2014. Mr. Rippon joined Westport in September 2013 as Vice President, Mining and Rail. Mr. Rippon's experience includes an extensive tenure at GM in both North America and Asia. His career began in 1972 at GM on the assembly line, and from there he was successively promoted. From 2001 to 2011, Mr. Rippon held a number of executive roles responsible for powertrain activities, including building an engine plant capable of producing 350,000 engines per year. Mr. Rippon's last position at GM was Global Program Manager - Powertrain where he was responsible for overall program management of five different joint ventures located in China, Korea, India and Uzbekistan while overseeing more than $1 billion in capital investment. From January 2012 to August 2013, he held the roles of Vice President Engineering, Vice President, and PMO at CODA Automotive, where he had responsibility for program execution, standardizing process and procedures, and change management. Mr. Rippon is currently a member of the board of directors of Cummins Westport Inc. He was active in his community and has served as a volunteer for organizations such as the American Women's Club, Boy Scouts of America, and YMCA.

Resides in: White Rock, British Columbia, Canada
Westport since: September 2013
Common Shares:
1,372
Share units:
412,449
Principal Occupation for Last 5 years: Vice President Engineering

SHAREHOLDINGS OF DIRECTORS AND EXECUTIVE OFFICERS
As of March 30, 2016, our Board members and executive officers as a group beneficially owned, directly or indirectly 341,612 of our Common Shares, representing approximately 0.5% of the 63,917,009 Common Shares outstanding on such date.

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CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS
None of the directors or executive officers is, or has been in the last ten years, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued while the director, chief executive officer or chief financial officer was acting in that capacity; or (ii) was subject to such an order that was issued after such person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in such a capacity.
Other than as described below, none of the directors or executive officers is, or has been in the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
On May 1, 2013, CODA, a private company that designs and manufactures electric cars, filed a voluntary petition for bankruptcy protection under the Chapter 11 of the U.S. Bankruptcy Code in the District of Delaware. Mr. Achuthan was the Chief Financial Officer of CODA between November 2011 and July 2013. CODA has since emerged from bankruptcy.
None of the directors or executive officers has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.
None of the directors or executive officers has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
CONFLICTS OF INTEREST
Ashoka Achuthan, Chief Financial Officer of Westport, has been serving on the board of directors of CWI since January 1, 2014 and WWI since December 2013.
James (Jim) Arthurs, an officer of Westport, has been serving on the board of directors of CWI as a director since January 1, 2014 and as Chairman since January 1, 2015.
Yang Guang, an officer of Westport, has been serving on the board of directors of WWI since December 10, 2014.
Thom Rippon, an officer of Westport, has been serving on the board of directors of CWI since January 1, 2014.
Certain of the directors and officers may currently, or in the future, also serve as directors and/or officers of other public companies that may be involved in the same industry as Westport, and therefore it is possible that a conflict may arise between their duties as directors or officers of Westport and their duties as directors and/or officers of such other companies. Westport and the directors attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval of such items of which they are conflicted. In appropriate cases, Westport will establish a special committee of independent directors to review a matter in which directors, or management, may have a conflict. In accordance with the Business Corporations Act (Alberta), the directors of Westport are required to act honestly, in good faith and in the best interests of Westport. In determining whether or not Westport will

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DIRECTORS AND EXECUTIVE OFFICERS » CONFLICTS OF INTEREST

participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to Westport, the degree of risk to which Westport may be exposed and its financial position at that time. Other than as indicated, Westport has no other procedures or mechanisms to deal with conflicts of interest. Other than as described above, there are no known existing or potential material conflicts of interest between Westport or any of its subsidiaries and any director or officer of Westport or of any of its subsidiaries.

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RISK FACTORS

RISK FACTORS
An investment in our business involves risk, and readers should carefully consider the risks described below and in our other filings on www.sedar.com. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks identified below, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operations or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties described below may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operations or prospects.
RISKS RELATED TO OUR BUSINESS
We have incurred and continue to incur losses.
We have incurred substantial losses since our inception and continue to incur losses and experience negative cash flows. We cannot predict if or when we will operate profitably or generate positive cash flows or if we will be able to implement our business strategy successfully. Pursuing our strategy requires us to incur significant expenditures for research and product development, marketing, and general administrative activities. As a result, we need to continue to grow our revenues and gross margins to achieve and sustain profitability and positive operating cash flows, and we may need to raise additional capital.
We may be unable to raise additional capital.
Execution of our business plan and our commercial viability could be jeopardized if we are unable to raise additional funds for our commercialization plans, to fund working capital, R&D projects, sales, marketing and product development activities, and other business opportunities. We attempt to mitigate this risk by generating funds from a variety of sources including: through the sale of our commercial products, through the sale of non-core assets including long-term investments, through funding from government agencies, industry and business partners, and through the issuance of shares or debt in the public equity markets or through strategic investors. In addition, we try to maintain reserves of cash and short-term investments and seek to obtain funding commitments before we take on any significant incremental initiatives. There can be no assurance that we will be able to secure additional funding, or funding on terms acceptable to us, to pursue our commercialization plans.
Sustained negative economic factors could negatively impact our business.
Global economic factors beyond our control such as sustained and far reaching negative economic factors, more restrictive access to credit markets, current state of the energy markets and low fuel price differential, or other broad economic issues may negatively affect the NGV market, and reduce demand for our products as partners and potential customers defer replacing older vehicles or expanding their fleets. Natural gas prices are expected to remain volatile for the near future because of market uncertainties over the supply and the demand of this commodity due to the current state of the world economies and other factors. Volatile natural gas prices may affect the demand for NGVs. Our bad debt expense may increase, and we may need to assist potential customers with obtaining financing or government incentives to help customers fund their purchases of our products.
Potential fluctuations in our financial results make financial forecasting difficult.

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RISK FACTORS » RISKS RELATED TO OUR BUSINESS

We expect our revenues and results of operations to continue to vary significantly from quarter to quarter. Sales and margins may be lower than anticipated due to timing of customer orders and deliveries, unexpected delays in our supply chain, general economic and market-related factors, product quality, performance and safety issues, and competitive factors. The current economic environment also makes projecting financial results more difficult. In addition, the continuance and timing of government funding of our R&D programs is difficult to predict and may cause quarter to quarter variations in financial results. In addition, due to our early stage of commercialization on some products, we cannot accurately predict our future revenues or results of operations or the timing of government funding on our current R&D programs. We are also subject to normal operating risks such as credit risks, foreign currency risks, and global and regional economic conditions. As a result, quarter-to-quarter comparisons of our revenues and results of operation may not be meaningful. It is likely that in one or more future quarters our results of operation will fall below the expectations of securities analysts and investors. If this happens, the trading price of our Common Shares might be materially and adversely affected.
A market for engines with our fuel systems may be limited or may take longer to develop than we anticipate.
Although we have seen strong growth in CWI revenues and interest from municipalities and private fleets, engines with natural gas fuel systems represent an emerging market, and we do not know whether end-users will ultimately want to use them or to pay for their initial incremental purchase price. The development of a mass market for our fuel systems may be affected by many factors, some of which are beyond our control, including: the emergence of newer, more competitive technologies and products; the future cost of natural gas and other fuels used by our systems; the future cost of diesel, gasoline and other alternative fuels that may be used by competitive technologies; the ability to successfully build the refuelling infrastructure necessary for our systems; regulatory requirements; availability of government incentives; customer perceptions of the safety of our products; and customer reluctance to try a new product.
If a market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our products and may never achieve profitability.
Certain of our products may not achieve widespread adoption.
Our proprietary technologies have been demonstrated in heavy-duty trucks, medium-duty, light-duty vehicles and high-horsepower applications. However, we do not know when or whether we will be successful in the commercialization of products for any of our target markets. There can be no assurance that engines using our direct injection technology will perform as well as we expect or that prototypes and commercial systems will be developed and sold in commercially viable numbers.
Our Westport fuel systems presently have higher initial capital costs than the incumbent competing technologies, and manufacturing costs of some of our products at a large-scale commercial level have not been confirmed. If we are unable to produce fuel systems that are economically competitive, on a life-cycle cost basis, in terms of price, reliability and longevity, operators of commercial vehicle fleets will be unlikely to buy products containing our fuel systems.
The application of our direct injection technology in high-horsepower applications is in its infancy. Our technology may not meet all the demands of these new applications, such as ultrahigh reliability, long life, high efficiency, high performance, refuelling convenience, emissions and safety regulations. Other technologies may provide a better compromise. In these cases our market penetration may be lower than expected.
Business benefits from availability of government incentives – United States.
In past years, our business has benefited from the availability of government tax incentives, such as tax credits and grants to encourage the use of natural gas in trucks, buses and other vehicles

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RISK FACTORS » RISKS RELATED TO OUR BUSINESS

At the Federal level, there are no available tax credits that apply to the purchase of natural gas vehicles, however; there has been an excise tax credit applied to the purchase of natural gas. This credit has been available intermittently from year to year. In 2015, the Alternative Fuels Excise Tax Credit of $0.50 per gallon for natural gas and the Alternative Fuel Vehicle Fueling Infrastructure Credit of $30,000 were extended retroactively for all of 2015 and calendar year 2016.
In 2015 Congress passed a bill to resolve the tax inequity on LNG and from January 1, 2016 onward, LNG will be taxed at the diesel equivalent gallon rate. The passing of the Highway Bill  (Fixing America’s Surface Transportation Act) included a weight exemption allowance for heavy-duty natural gas vehicles that will allow natural gas trucks 2000lbs extra on Federal Highways to account for the extra weight of natural gas fuel tanks. Each state will have the option of adopting this provision. Several states also allow extra weight allowances for natural gas trucks on State highways.
In the absence of federal legislation, some states have initiated and passed bills to provide incentives to encourage the use of domestic energy sources such as natural gas. Because the incremental cost of NGVs is higher than diesel vehicles, grant funding is needed to help make the business case for some customers.  Some states have incentive programs open from time to time to help offset the incremental costs of vehicles.  These states include: California, Texas, Florida, Colorado and Pennsylvania.
California is a jurisdiction that has become increasingly focused on funding the purchase of Zero and Near Zero emission engines. While some natural gas engines are included in this definition, there is more focus on developing engines such as electric, fuel cell and hybrid vehicles in some vehicle classes and this has limited the available funds for natural gas vehicles that do not meet the lowest attainable NOx standards. Research and development programs have focused on the development and demonstration of low NOx engines in California in 2015 and this trend is expected to continue into the future.
Due to the variable nature of government funding and incentive programs, we are unable to ascertain if current programs will continue or be renewed or whether proposed bills will be passed and enacted into law. While we believe that even in the absence of government incentives, there are sound financial and environmental motivations for customers to buy our engines, continued uncertainty over the amount and availability of government incentives in the U.S., Canada, and Sweden could cause customers to delay making purchasing decisions as they wait for programs to become available. The absence of consistent commitment by government to promote NGVs could negatively affect the business by delaying purchasing decisions by prospective customers insofar as this uncertainty persists.
While some of our customers have been able to qualify for programs offered by federal, state and local agencies such as CARB, CEC and SCAQMD in California as well as other jurisdictions, there is no certainty that this assistance will continue into the future. In addition to customers' participation in fleet vehicle deployment incentives, Westport has entered into agreements with government agencies to help fund our R&D programs. As with the variability of vehicle deployment incentives, there can be no assurance that we will succeed in being awarded future R&D funding from any government agencies at the same levels we have received in the past or at all. Business benefits from availability of government incentives – Canada.
There are no federal incentives available for the purchase of natural gas vehicles.
There is no excise tax applied to natural gas used as a transportation fuel in Canada.
Provinces
The Province of Quebec has enacted the Capital Cost Allowance tax credit that permits an accelerated depreciation of up to 85% for LNG heavy duty trucks. This incentive has been in place from Jan 17, 2011 and is set to expire January 1, 2016. Also in Quebec, the Éco-camionnage program provides up to $15,000 per HD vehicle to promote energy efficiency and a reduction in greenhouse gases. This program runs from Feb 25, 2014 until March 31, 2017 or until funds are exhausted.

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RISK FACTORS » RISKS RELATED TO OUR BUSINESS

Business benefits from availability of government incentives – The Rest of the World.
Natural gas vehicle incentives in the rest of the world are primarily directed to light duty vehicles through the use of nominal tax credits and incentives for conversion systems. This is true of markets in South America such as Bolivia which has had government supported conversion programs.
The European Union aims to introduce stricter limits on pollutant emissions from light road vehicles and regulations include the possibility of introducing tax incentives, although none are available at this time. In Thailand, the government is subsidizing the cost of CNG and construction of infrastructure and purchasing natural gas transit buses, however no incentives exist yet for private fleet purchase. There are various types of nominal incentives available in regions such as Europe (tax credit for fleets in Sweden for light duty vehicles) and fuelling tax credits.
Countries such as China have policies that encourage the use of natural gas in all vehicles segments and use fuel subsidies and mandates to increase the use of natural gas vehicles for air quality improvement programs. Incentive programs in the rest of the world are not as focused on deployment of heavy-duty vehicles as in North America and the dollar value of incentives available has, according to available sources, not been as substantial as what has been available in the United States and Canada.
In general, there are fewer cash incentive or rebate programs available in other parts of the world. However, Governments are playing a role promoting cleaner fuels such as natural gas. As a result, many countries are encouraging natural gas refuelling infrastructure using CNG tax subsidies to hasten the adoption of NGVs.
We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, Canada’s Corruption of Foreign Public Officials Act, and similar foreign anti-bribery laws.
The U.S. Foreign Corrupt Practices Act (“FCPA”), Canada’s Corruption of Foreign Public Officials Act (“CFPOA”) and similar anti-bribery laws in other jurisdictions prohibit companies and their directors, officers, employees and agents from promising, offering or giving anything of value, including money, to foreign officials, including employees of government owned businesses, for purposes of corruptly influencing such officials in their official duties in order to assist the company in obtaining or retaining business. During the last few years, the U.S. Department of Justice and the U.S. Securities and Exchange Commission (the "SEC") and the Royal Canadian Mounted Police have brought an increasing number of FCPA and CFPOA enforcement cases, many resulting in very large fines and deferred criminal prosecutions. We operate in many countries which are viewed as high risk for FCPA and CFPOA compliance. Our Code of Conduct mandates compliance with anti-bribery laws. We have instituted training programs for certain employees in various jurisdictions where we operate. Despite our training programs and compliance policies, there can be no assurance that all employees and third-party intermediaries (including our distributors and agents) will comply with anti-corruption laws. Any such violation could have a material adverse effect on our business. As part of our anti-corruption policies, in the event that we have reason to believe that our employees, agents, distributors or other third parties that transact Westport's business have or may have violated applicable anti-corruption laws, including the FCPA and CFPOA, we may investigate or have outside counsel or agents investigate the relevant facts and circumstances. We have incurred and in the future may incur additional compliance costs associated with the implementation of our FCPA and CFPOA compliance policies and training programs, which could have a material impact on our business.
In any acquisition or joint venture we engage in, we expose ourselves to the possibility that the employees and agents of such businesses may not have conducted themselves in compliance with the anti-corruption laws. In response to increasing FCPA and CFPOA enforcement actions in the U.S. and Canada, we have sought to impose contractual provisions and undertake cost appropriate due diligence. We cannot provide assurance that we will always be protected from the consequences of acts which may have violated the FCPA or CFPOA.

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RISK FACTORS » RISKS RELATED TO OUR BUSINESS

 Violations of the FCPA or CFPOA may result in significant civil and criminal fines, as well as criminal convictions. Violations of the FCPA, CFPOA and other foreign anti-bribery laws, or allegations of such violations, could disrupt our business and cause us to suffer civil and criminal financial penalties and other sanctions, which are likely to have a material adverse impact on our business, financial condition, and results of operations.
Fuel price differentials are hard to predict and may be less favourable in the future.
The acceptance of natural gas-fuelled engines by customers depends in large part on the price differential between natural gas, diesel and gasoline fuels. Despite current oil price volatility near six year lows tied to an overabundance of supply, natural gas has generally been, and currently is, less expensive than diesel fuel in many jurisdictions. This price differential is affected by many factors, including changes in the resource base for natural gas compared with crude oil, availability of shale gas, pipeline transportation capacity for natural gas, refining capacity for crude oil, exports for refined products and government excise and fuel tax policies. There can be no assurance that natural gas will remain less expensive than diesel and gasoline fuels. This may impact upon potential customers' decisions to adopt natural gas as an energy solution in the short term.
Our growth is dependent on natural gas refuelling infrastructure that may not be built and commissioned.
For motor vehicles, natural gas must be carried on board in liquefied or compressed form, and there are few public or private refuelling stations available in many jurisdictions, including Canada and the U.S. There can be no assurance of the successful expansion of the availability of natural gas as a vehicle fuel or that companies will develop refuelling stations to meet projected demand.  If customers are unable to obtain fuel conveniently and affordably, a mass market for vehicles powered by our technology is unlikely to develop.
Changes in environmental and regulatory policies could hurt the market for our products.
We currently benefit from, and hope to continue to benefit from, certain government environmental policies, mandates and regulations around the world, most significantly in the international automotive market and in the U.S. Examples of such regulations include those that provide economic incentives, subsidies, tax credits and other benefits to purchasers of low emission vehicles, restrict the sale of engines that do not meet emission standards, fine the sellers of non-compliant engines, tax the operators of diesel engines and require the use of more expensive ultra-low sulphur diesel fuel. There can be no assurance that these policies, mandates and regulations will be continued. Incumbent industry participants with a vested interest in gasoline and diesel, many of which have substantially greater resources than we do, may invest significant time and money in an effort to influence environmental regulations in ways that delay or repeal requirements for clean vehicle emissions. If these are discontinued or if current requirements are relaxed, this may have a material impact on our competitive position.
We currently face, and will continue to face, significant competition.
Our products face, and will continue to face, significant competition, including from incumbent technologies, and in particular increased competition with respect to SI natural gas engine OEMs in China and aftermarket kit providers in Europe. As the market for natural gas engine products continues to grow this competition may increase. New developments in technology may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete. Other companies, many of which have substantially greater customer bases, businesses, and financial and other resources than us, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies. In addition, the terms of some of our joint venture agreements allow for the potential for the introduction of competing products in certain markets by our joint venture partners.

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Competition for our products may come from current power technologies, improvements to current power technologies and new alternative power technologies, including other fuel systems and in particular increased competition with respect to SI natural gas engine OEMs in China, natural gas tanks and aftermarket kit providers in Europe. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers using proven and widely accepted technologies. Many existing manufacturers have or had natural gas engine programs and could develop new engines without our help or components, using more conventional technologies or technologies from competitive companies. Additionally, there are competitors working on developing technologies such as cleaner diesel engines, bio-diesel, fuel cells, advanced batteries and hybrid battery/internal combustion engines, and new fuels in each of our targeted markets. Each of these competitors has the potential to capture market share in various markets, which could have a material adverse effect on our position in the industry and our financial results. For our products to be successful against competing technologies, especially diesel engines, they must offer advantages in one or more of these areas: regulated or un-regulated emissions performance, including CO2 reduction; fuel economy; fuel cost; engine performance; power density; engine and fuel system weight; and engine and fuel system price. There can be no assurance that our products will be able to offer advantages in all or any of these areas.
In high-horsepower applications, there are already engine manufacturers with significant experience with utilization of natural gas, for example, in power generation and in marine applications. Westport may not be able to gain experience fast enough to capture a significant enough market share.
We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
Failure to protect our existing and future intellectual property rights could seriously harm our business and prospects and may result in the loss of our ability to exclude others from practicing our technology or our own right to practice our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. Our patents do not guarantee us the right to practice our technologies if other parties own intellectual property rights that we need in order to practice such technologies. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. As is the case in many other industries, the web of intellectual property ownership in our industry is complicated and, in some cases, it is difficult to define with precision where one property begins and another ends. In any case, there can be no assurance that:

(i)
any of the rights we have under U.S. or foreign patents owned by us or other patents that third parties license to us will not be curtailed, for example, through invalidation, circumvention, challenge, being rendered unenforceable or by license to others;

(ii)	we were the first inventors of inventions covered by our issued patents or pending applications or that we were the first to file patent applications for such inventions;

(iii)	any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, or be issued at all;

(iv)	our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technologies;

(v)	any of our trade secrets will not be learned independently by our competitors; or

(vi)
the steps we take to protect our intellectual property will be adequate. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements with

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our strategic partners and employees. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.
Certain intellectual property has been licensed to us from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain or renew a license from a third party for intellectual property we use at present could cause us to incur substantial costs and to suspend the manufacture or shipment of products or our use of processes requiring such intellectual property.
We could become engaged in intellectual property litigation or disputes that may negatively affect our business.
From time to time, claims have been made by third parties that the practice of our technology infringes upon patents owned by those third parties. Although we have seen no valid basis for any of these claims, as our business grows, parties may attempt to take advantage of that growth and assert similar claims and demands for compensation. Our response to such claims will be commensurate with the seriousness of the allegations, their potential effect on our business and the strength of our position. We will examine a range of options, from formal legal action to obtain a declaratory judgment of non-infringement, to the initiation of design changes. We intend to vigorously defend our intellectual property.
As a result, while we are not currently engaged in any material intellectual property litigation, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or in which the scope, validity and enforceability of our intellectual property rights is challenged. In addition, we may commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation or disputes, including any that may arise in respect of, including but not limited to our HPDI technology or LNG tanks, could be time consuming and result in significant expense to us, diversion of resources, and delays or stoppages in the development, production and sales of products or intellectual property, whether or not any claims have merit or such litigation or disputes are resolved in our favour. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

•	pay substantial damages;

•	cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

•	expend significant resources to develop or acquire non-infringing intellectual property;

•	discontinue processes incorporating infringing technology; or

•	obtain licenses to the infringing intellectual property.
Any such result could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.
We are dependent on relationships with strategic partners.
Execution of our current strategy is dependent on cooperation with strategic partners for technology development, manufacturing and distribution.  To be commercially viable, our fuel systems must be integrated into engines, and our engines must be integrated into chassis manufactured by OEMs.  We can offer no guarantee that existing technology agreements will be renewed or advanced into commercialization agreements or that our strategic partners will not seek to renegotiate or amend those agreements before or after a product has been commercialized. We can offer no guarantee that even if technology agreements do exist with our strategic partners that OEMs will manufacture engines with our fuel systems or chassis for our engines, or if they do manufacture such products, that customers will choose to purchase them.  Any integration, design, manufacturing or marketing problems

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encountered by OEMs could adversely affect the market for our products and our financial results.  In addition, there can be no assurance of the commercial success of any joint ventures in which we are, or will become, involved.
Any change in our relationships with our strategic partners, whether as a result of economic or competitive pressures or otherwise, including any decision by our strategic partners to reduce their commitment to our products and technology in favour of competing products or technologies, to change or seek to change the terms of our contractual relationships with them or to bring to an end our various alliances, could have a material adverse effect on our business and financial results.
In addition, disputes regarding the rights and obligations of the parties have in the past and may in the future arise under our agreements with our strategic partners.  These and other possible disagreements have in the past and may in the future lead to the renegotiation or modification of such agreements, or could lead to the termination of such agreements or delays in collaborative research, development, supply, or commercialization of certain products, or could require or result in litigation or arbitration.  Moreover, disagreements have in the past and may in the future arise with our strategic partners over rights to intellectual property.  These kinds of disagreements could result in costly and time-consuming litigation.  Any such conflicts with our strategic partners could reduce our ability to obtain future collaboration agreements and could have a negative impact on our relationship with existing strategic partners.
We are dependent on relationships with our suppliers.
While we have negotiated supply agreements with various manufacturers and have entered into strategic supply agreements with certain suppliers, certain of these manufacturers may presently be the sole supplier of key components for our products, and we are dependent on their ability to source materials, manage their capacity, workforce and schedules  as well as their ability to ramp up capacity and maintain quality and cost to support our production requirements.  For a number of reasons, including but not limited to shortages of parts, labour disruptions, lack of capacity and equipment failure, a supplier may fail to supply materials or components that meet our quality, quantity or cost requirements or to supply any at all.  If we are not able to resolve these issues or obtain substitute sources for these materials or components in a timely manner or on terms acceptable to us, our ability to manufacture certain products may be harmed, and we may be subjected to cancellation of orders or penalties for failed or late deliveries, which could have a material adverse effect on our business and financial results.  Our products also use steel and other materials that have global demand.  The prices and quantities at which those supplies are available fluctuate and may increase significantly.  Competitive pressure, however, may not allow us to increase the sales price of our products.  Any such increases may therefore negatively affect our margins and financial condition.  We mitigate these risks by seeking secondary suppliers, carrying inventory and locking in long-term pricing when possible.  There are no guarantees, however, that we will be successful in securing alternative suppliers or that our inventory levels will be sufficient for our production requirements.
We are dependent on our relationship with Cummins for CWI profits and cash flows.
CWI purchases all of its current and foreseeable engine products from Cummins-affiliated plants and distributors. Although the factories operate with modern technology and experienced management, there can be no assurance that the factory and distribution systems will always be able to perform on a timely and cost-effective basis. Any reduction in the manufacturing and distribution capabilities of Cummins-affiliated plants and distributors could have a material adverse effect on CWI's business and financial results.
Under the Amended JVA, while Cummins is subject to exclusivity restrictions that generally limit Cummins' ability to compete against CWI in North America in respect of SI natural gas or propane products within the displacement range of the products covered by CWI Amended JVA ("CWI Products"), beginning in February 2017, Cummins will be permitted to market and sell a SI natural gas or propane engine within the displacement range of the CWI Products in North America should they choose to develop one based on a new Cummins heavy duty engine platform

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and without CWI’s assistance. In addition, the Amended JVA permits Cummins to develop, market and sell products that compete with CWI outside of North America. The introduction by Cummins of new products that compete with CWI could have a material adverse effect on CWI's sales of CWI Products and on CWI's financial results.
Under the Amended JVA, the market scope for sales of CWI Products by CWI is primarily limited to North America. Cummins has the sole right to sell CWI Products outside of North America, and the revenues from such sales (as well as the corresponding costs and liabilities) will be credited to CWI. There can be no assurance that Cummins will continue to pursue sales of the CWI Products outside of North America or that the pricing for such CWI Products will be set at levels that will allow such CWI Products to compete effectively in the applicable markets. In addition, the limitation of CWI's market scope primarily to North America subjects CWI to more concentrated market risk. Any decrease in demand within the North American market for the CWI Products, including as a result of the decrease in the cost of fuels that are alternatives to natural gas or conditions or events that impair or adversely affect the infrastructure for producing and transporting LNG could have a material adverse effect on CWI's business and financial results.
The Amended JVA provides that substantially all significant decisions with respect to CWI and its business must be unanimously approved by the CWI board of directors and, in some instances, the shareholders of CWI. Because the CWI board of directors is evenly divided between Westport and Cummins designees and each of Westport and Cummins have 50% ownership of the common shares of CWI, any material change in the nature or scope of CWI's business, requires each of Westport’s and Cummins' approval. Failure or delay by Cummins or Westport and their respective designees to the CWI board of directors to approve any such matters could have a material adverse effect on CWI's business and financial results. In addition, the declaration and payment of any dividends by CWI requires unanimous approval of the CWI board of directors and is subject to the business judgment of the CWI board of directors, taking into account the factors specified in the Amended JVA. Failure or delay by CWI to pay dividends could have a material adverse effect on Westport's cash flows and liquidity.
The Amended JVA provides that upon a change of control of Westport, Cummins may elect to terminate the Amended JVA (in which case Cummins is obligated to repurchase Westport's shares of CWI at a price determined based on a formula in the Amended JVA) or continue the Amended JVA upon certain modified terms. These provisions may make it less likely that Westport will experience a change of control or may diminish any takeover premium that a third party would pay for its shares.
Our limited production trials, commercial launch activities and field tests could encounter problems.
We conduct limited production trials and field tests on a number of our products as part of our product development cycle, and we are working on scaling up our production capabilities. These trials, production readiness activities and field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, and the failure to maintain and service the test prototypes properly. Some of these potential problems and delays are beyond our control. Any problem or perceived problem with our limited production trials and field tests could hurt our reputation and the reputation of our products and delay their commercial launch.
We may have difficulty managing the expansion of our operations.
To support the launch, and increase sales and service of our technology and related products, we may be required to expand the scope of our operations rapidly. This may include a need for a significant and rapid increase in employees and an increase in the size, or relocation, of our premises and changes to our information systems, processes and policies. Such rapid expansion may place a significant strain on our senior management team, support teams, information technology platforms and other resources. In addition, we may be required to place more reliance on our strategic partners and suppliers, some of whom may not be capable of meeting our production

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demands in terms of timing, quantity, quality or cost. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any rapid expansion could harm our business, prospects, results of operations or financial condition.
Warranty claims could diminish our margins.
There is a risk that the warranty accrual included in our cost of product revenue is not sufficient, and we may recognize additional expenses, including those related to litigation, as a result of warranty claims in excess of our current expectations. Such warranty claims may necessitate a re-design, re-specification, a change in manufacturing processes, and/or recall of our products, which may have an adverse impact on our finances and on existing or future sales. Although we attempt to mitigate against these risks through our sales and marketing initiatives and our product development, quality assurance, support and service programs, there can be no assurance that such initiatives and programs are adequate or that sales of our commercial products will continue to grow and contribute financially. Even in the absence of any warranty claims, a product deficiency such as a manufacturing defect or a safety issue could be identified, necessitating a product recall, which could itself have an adverse impact on our finances and on existing or future sales.
New products may have different performance characteristics from previous products. In addition, we have limited field experience with existing commercialized products, including but not limited to the WiNG System and our first generation of Westport HPDI systems from which to make our warranty accrual estimates.
We could become subject to product liability claims.
Our business exposes us to potential product liability claims that are inherent to natural gas, LPG and hydrogen and products that use these gases. Natural gas, LPG and hydrogen are flammable gases and are potentially dangerous products. Any accidents involving our products or other natural gas, LPG or hydrogen-based products could materially impede widespread market acceptance and demand for our engines and fuel systems. In addition, we may be subject to a claim by end-users or others alleging that they have suffered property damage, personal injury or death because our products did not perform adequately. Such a claim could be made whether or not our products perform adequately under the circumstances. From time to time, we may be subject to product liability claims in the ordinary course of business, and we carry a limited amount of product liability insurance for this purpose. However, our current insurance policies may not provide sufficient or any coverage for such claims, and we cannot predict whether we will be able to maintain our insurance coverage on commercially acceptable terms.
Natural gas, LPG, hydrogen and products that use these gases entail inherent safety and environmental risks that may result in substantial liability to us.
Natural gas, LPG and hydrogen are flammable gases and are potentially dangerous products. Our operations, including our R&D and manufacturing processes, are subject to all of the risks and hazards inherent to natural gas, LPG and hydrogen and products that use these gases, including equipment defects, malfunctions and failures and natural disasters, which could result in uncontrollable flows of natural gas, fires, explosions and other damages.  Although we believe that our procedures for using, handling, storing and disposing of natural gas, LPG, hydrogen and other hazardous materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from natural gas, LPG, hydrogen and other hazardous materials and we may incur liability as a result of such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our insurance and other resources, in which event Westport could incur significant costs that could have a material adverse effect upon its financial condition.
We could become liable for environmental damages resulting from our research, development or manufacturing activities.

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The nature of our business and products exposes us to potential claims and liability for environmental damage, personal injury, loss of life, and damage to or destruction of property. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims. In addition, depending on the nature of the claim, our current insurance policies may not provide sufficient or any coverage for such claims.
We have foreign currency risk.
Although we report in U.S. dollars, many of our operating expenses are in Canadian dollars and Euros. Foreign exchange gains and losses are included in results from operations. A decline in the U.S dollar relative to the Canadian dollar, or a decline in the Euro relative to the U.S. dollar could negatively impact margins and other financial results. We have not entered into foreign exchange contracts to hedge against gains and losses from foreign currency fluctuations. In fiscal 2015, the U.S. dollar appreciated significantly against the Canadian dollar and the Euro.
We could lose or fail to attract the human capital necessary to run our business.
Our success depends in large part on our ability, and that of our affiliates, to attract and retain key management, engineering, scientific, manufacturing and operating human capital. As we develop additional capabilities, we may require more skilled employees. Given the highly specialized nature of our products, these employees must be highly skilled and have a sound understanding of our industry, business or technology. Recruiting employees for the alternative fuel industry is also highly competitive. Although to date we have been successful in recruiting and retaining qualified employees, there can be no assurance that we will continue to attract and retain the human capital needed for our business. The failure to attract or retain qualified employees could have a material adverse effect on our business.
If we do not properly manage foreign sales and operations, our business could suffer.
We expect that a substantial portion of our future revenues will be derived from sales outside of Canada, and we operate in jurisdictions where we may lack sufficient expertise, local knowledge or contacts. Establishment of an international market for our products may take longer and cost more to develop than we anticipate and is subject to inherent risks, including unexpected changes in government policies, trade barriers, difficulty in staffing and managing foreign operations, longer payment cycles, and foreign exchange controls that restrict or prohibit repatriation of funds. As a result, if we do not properly manage foreign sales and operations, our business could suffer.
We may not realize the anticipated benefits from joint ventures, investments or acquisitions.
Our joint ventures, and any future joint venture, investment or acquisition, could expose us to certain liabilities, including those that we fail or are unable to identify during the investment or acquisition process. In addition, joint ventures and acquisitions often result in difficulties in integration, and, if such difficulties were to occur, they could adversely affect our results. In particular, achieving the benefits of the merger with Fuel Systems depends, in part, on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner.

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The integration process may also divert the attention of, and place significant demands on, our managerial resources, which may disrupt our current business operations. As a result, we may fail to meet our current product development and commercialization schedules. Additionally, we may not be able to find suitable joint venture partners, investments or acquisitions, which could adversely affect our business strategy.
We could be adversely affected by risks associated with acquisitions.
We have historically and may, in the future, seek to expand our business through acquisitions.  Any such acquisitions will be in part dependent on management's ability to identify, acquire and develop suitable acquisition targets in both new and existing markets.  In certain circumstances, acceptable acquisition targets might not be available.  Acquisitions involve a number of risks, including: (i) the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and employees of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retain and motivate key employees of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations.  These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key human capital, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.
We could be adversely affected by the operations of our joint ventures and joint venture partners.
We operate in many parts of the world that have experienced social unrest, political and economic instability and resulting governmental corruption. While we have policies in place to ensure adequate monitoring of our activities and compliance with Canadian, U.S. and local laws and regulations in the countries in which we operate, we also operate, and intend to operate in the future, through various joint venture arrangements. Our level of control over joint venture operations may be restricted or shared, and we may be unable to control the actions of joint venture partners or their employees. Despite our policies mandating compliance with Canadian, U.S. and local laws, we cannot assure you that our internal control policies and procedures will always protect us from reckless or negligent acts committed by our joint ventures or their employees or agents. Such employees or agents of the joint venture or joint venture partners may undertake actions that would result in a violation of law, including but not limited to, tax laws, customs laws, environmental laws, labour laws, permitting laws and regulations, industry laws or international anti-corruption and anti-bribery laws, including Canadian anti-corruption laws and the U.S. FCPA. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our business and operations. Geopolitical tensions may affect the performance of our joint ventures and operations in Asia.
Economic Sanctions may Impact on the Business of Certain of our Foreign Subsidiaries and Joint Ventures
Some of our foreign subsidiaries, joint ventures or future acquisitions may sell products to customers in countries that may be subject to sanctions and embargoes imposed by, including but not limited to, the U.S. and Canadian governments. Although these sanctions and embargoes may not prohibit those foreign subsidiaries and joint ventures from selling products and providing services in these countries, they may prohibit us and our domestic subsidiaries and joint ventures, as well as employees of our foreign subsidiaries and joint ventures who are U.S. or Canadian citizens, from participating in, approving or otherwise facilitating any aspect of the business activities in those countries. The constraints on our ability to have U.S. or Canadian persons, including our senior management, provide managerial oversight and supervision over sales in embargoed countries may negatively affect the financial or operating performance of such business activities. We routinely monitor changes in economic sanctions laws and adapt our procedures to remain in compliance with such laws.

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RISKS RELATED TO OUR COMMON SHARES
Our Common Share price may fluctuate.
The stock market in general, and the market prices of securities of technology companies in particular, can be extremely volatile, and fluctuations in our Common Share price may be unrelated to our operating performance. Our Common Share price has been and could in the future be subject to significant fluctuations in response to many factors, including: actual or anticipated variations in our results of operations; the addition or loss of customers; announcements of technological innovations, new products or services by us or our competitors; changes in financial estimates or recommendations by securities analysts; conditions or trends in our industry; our announcements of significant acquisitions, strategic relationships, joint ventures or capital commitments; additions or departures of key employees; general market conditions; and other events or factors, many of which may be beyond our control. Additionally, our Common Share price has historically been strongly correlated with the differential between the price of natural gas, diesel fuel and crude oil. The price of such commodities has been subject to significant volatility. As of March 29, 2016, the 52-week trading price of our Common Shares on the NASDAQ Global Select Market ranged from a low of $1.30 to a high of $6.18. See also "MARKET FOR SECURITIES".
Litigation, including litigation due to Common Share price volatility or other factors, could cause us to incur substantial costs and divert our management's time and attention.
From time to time, we may become involved in, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others, including litigation related to the volatility of our Common Shares. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our financial statements, we do not believe that any of the proceedings or claims to which we are party will have a material adverse effect on our financial position; however, we cannot provide any assurance to this effect.
We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future; therefore, our shareholders may not be able to receive a return on their Common Shares until they sell them.
We have never paid or declared any cash dividends on our Common Shares. We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future because, among other reasons, our current credit facilities restrict our ability to pay dividends, and we currently intend to retain any future earnings to finance our business. The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors our board of directors may consider appropriate in the circumstances. Until we pay dividends, which we may never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.
If we are characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences.
Based in part on current operations and financial projections, we do not expect to be a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for our current taxable year or in the foreseeable future.

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However, we must make an annual determination as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change.  Therefore, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year.  A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.  The market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use any cash that we raise. If we were to be treated as a PFIC for any taxable year during which you hold Common Shares, certain adverse U.S. federal income tax consequences could apply to U.S. holders.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.
We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and related rules and regulations.  As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.  In addition, our officers, directors and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the Exchange Act.  Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.
In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless we also satisfy one of the additional requirements necessary to preserve this status.  We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status.  The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system ("MJDS").  If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements of the NASDAQ Listing Rules that are available to foreign private issuers.
U.S. investors may not be able to obtain enforcement of civil liabilities against us.
The enforcement by investors of civil liabilities under the U.S. federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (Alberta), a statute of the Province of Alberta, Canada, that the majority of our officers and directors and some of the experts named in this AIF, are residents of Canada or otherwise reside outside the U.S., and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the U.S. It may not be possible for investors to effect service of process within the U.S. on certain of our directors and officers or the experts named in this AIF or enforce judgments obtained in the U.S. courts against us, certain of our directors and officers or the experts named in this

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RISK FACTORS » RISKS RELATED TO THE MERGER WITH FUEL SYSTEMS

AIF based upon the civil liability provisions of U.S. federal securities laws or the securities laws of any state of the U.S.
There is some doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against us, our directors and officers or the experts named in this AIF. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers or the experts named in this AIF to enforce liabilities based solely upon U.S. federal or state securities laws.

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RISK FACTORS » RISKS RELATED TO THE MERGER WITH FUEL SYSTEMS

RISKS RELATED TO THE MERGER WITH FUEL SYSTEMS
We may not realize the anticipated benefit from the Merger with Fuel Systems.
The Merger with Fuel Systems could expose us to certain liabilities, including those that we failed or were unable to identify during the merger process. In addition, the Merger with Fuel Systems could result in difficulties in integration, and, if such difficulties were to occur, they could adversely affect our results. The integration process with respect to the Merger with Fuel Systems may also divert the attention of, and place significant demands on, our managerial resources, which may disrupt our current business operations. As a result, we may fail to meet our current product development and commercialization schedules.
We could be adversely affected by risks associated with the Merger with Fuel Systems.
The Merger with Fuel Systems involves a number of risks, including: (i) the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of Fuel Systems; (ii) the possibility that we may pay more than Fuels Systems is worth; (iii) the additional expenses associated with completing the Merger with Fuel Systems and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and employees of Fuel Systems; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout Fuel Systems; (vi) the inability to integrate, train, retain and motivate key employees of Fuel Systems; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key human capital, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.
The completion of the Merger with Fuel Systems is subject to certain conditions.
The Merger with Fuel Systems may be terminated by Westport or Fuel Systems in certain circumstances. Accordingly, there is no certainty, nor can we provide any assurance, that the Merger with Fuel Systems will not be terminated by either us or Fuel Systems before completion of the Merger with Fuel Systems.
There can be no certainty that all conditions precedent to the Merger with Fuel Systems will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver. The completion of the Merger with Fuel Systems is subject to a number of conditions precedent, some of which are outside of our control and the control of Fuel Systems, including the approval of each of the shareholders of the Company and Fuel Systems. There is no certainty, nor can we provide assurance, that these conditions will be satisfied.
If the Merger with Fuel Systems is not completed, Westport’s future business and operations could be harmed.
If the Merger with Fuel Systems is not completed, we may be subject to a number of additional material risks, in addition to the risks we currently face with respect to our business and operations. We may have lost other opportunities that would have otherwise been available had the merger agreement with Fuel Systems not been executed, including, without limitation, opportunities not pursued as a result of operating covenants made by us to Fuel Systems, such as covenants affecting non-solicitation and the conduct of business outside the ordinary course of business. In addition, we will incur significant direct transaction costs in connection with the Merger with Fuel Systems. Actual direct transaction costs may be higher than expected. Moreover, certain of our costs related to the Merger with Fuel Systems, including legal, financial advisory services, accounting, printing and mailing costs, must be paid even if the Merger with Fuel Systems is not completed.

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RISK FACTORS » RISKS RELATED TO THE MERGER WITH FUEL SYSTEMS

The pendency of the Merger with Fuel Systems could adversely affect our business and operations.
In connection with the pending Merger with Fuel Systems, some of our customers or vendors may delay or defer decisions, which could negatively impact our revenues, earnings, and cash flows, regardless of whether the merger is completed. Similarly, our current and prospective employees may experience uncertainty about their future roles following the Merger with Fuel Systems, which may materially adversely affect our ability to attract and obtain key personnel during the pendency of the Merger with Fuel Systems. In addition, due to operating covenants made by us to Fuel Systems, we may be unable, during the pendency of the Merger with Fuel Systems, to pursue certain strategic transactions, undertake certain significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions that are not in the ordinary course of business. Such risks relating to vendors, customers, employees and those risks arising from operating covenants pursuant to the Merger with Fuel Systems will also apply in varying degrees to our subsidiaries and affiliates and thereby have a corresponding impact on us.
The second tranche of the Cartesian Financing is contingent on the completion of the Merger with Fuel Systems.
Westport expects to receive $17.5 million from the issuance of the Tranche 2 Notes (as defined herein) pursuant to our financing agreement with Cartesian Capital Group contingent upon the completion of the Merger with Fuel Systems. There is no certainty, nor can we provide assurance, that the Merger with Fuel Systems will be completed. If we are unable to complete the Merger with Fuel Systems and do not issue the Tranche 2 Notes, our business could suffer.
Many of the risks set forth herein apply to Fuel Systems. In addition to the risk factors set forth above, many of the risk factors set forth in this Annual Information Form relating to our operations apply in respect of Fuel Systems and its assets that we are acquiring pursuant to the Merger with Fuel Systems.
AUDIT COMMITTEE MATTERS
MANDATE
The mandate of the Audit Committee as prescribed by the Board is set out in the Audit Committee Charter which is attached is hereto as Schedule "A".
COMPOSITION
The following table sets forth the name of each of the current members of the Audit Committee, whether such member is independent, whether such member is financially literate and the relevant education and experience of such member.

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AUDIT COMMITTEE COMPOSITION
Name	Independent	Financially Literate	Relevant Education and Experience
Brenda J. Eprile	Yes	Yes
Ms. Eprile  has been the owner and principal of Eprile & Company Inc. since 2014, a boutique consulting firms serving a wide variety of clients on a range of regulatory and compliance issues. From 2000 to 2012, Ms. Eprile was a Senior Partner at PricewaterhouseCoopers LLP and led the Risk Advisory Services practice. From 1985 to 1997, Ms. Eprile had a distinguished career as a securities regulator in Canada, having held the positions of both Executive Director and Chief Accountant at the Ontario Securities Commission. Ms. Eprile is an FCPA, and received an ICD.D from the Institute of Corporate Directors in 2013. She has an Honours Bachelor of Music from the University of Toronto, as well as a Master of Business Administration from Schulich School of Business, York University. Ms. Eprile is a member of a number of boards in the public, private and not for profit sectors.

Dr. Dezsö J. Horváth	Yes	Yes
Dr. Horvath is an Electrical Engineer and holds a number of degrees in management (MBA, Licentiate, and PhD) from Sweden.  After an early R&D career with the Swedish multinational ASEA (new ABB) in the electrical industry, he accepted senior academic appointments at Swedish and then Canadian Universities.  He is currently the Dean and The Tanna H. Schulich Chair in Strategic Management, at the Schulich School of Business, York University.  Through his academic background and responsibilities as the Dean of the Schulich School of Business (since 1988), Dr. Horvath has acquired significant financial experience relating to accounting and financial issues.  Dr. Horvath is and has been a member of a number of boards in both the public and private sectors.

Peter Yu	Yes	Yes
Mr. Yu is Founder and Managing Partner of Cartesian Capital Group, a global private equity firm with more than $2.4 billion under management. Mr. Yu directs a team of twenty-five professionals on four continents, managing capital for leading institutional investors around the world. Prior to founding Cartesian, Mr. Yu founded and served as President and Chief Executive Officer of AIG Capital Partners. He built AIG Capital Partners into a leading global private equity firm with $4.5 billion under management. Over his career, Mr. Yu has initiated, negotiated, and executed numerous innovative and successful investments across a wide range of industries and geographies. He has served as a director and advisor to more than two dozen industry-leading companies. Prior to founding AIG Capital Partners, Mr. Yu served President Bill Clinton as Director to the National Economic Council in the White House. In that capacity, he managed a number of domestic and international economic policy initiatives and priorities. Mr. Yu graduated magna cum laude from Harvard Law School, where he served as President of the Harvard Law Review. The author of numerous articles and monographs, he served as a law clerk to Justice John Paul Stevens of the United States Supreme Court and to Chief Judge Patricia Wald of the U.S. Court of Appeals for the D.C. Circuit. Mr. Yu received his B.A. degree from the Woodrow Wilson School at Princeton University.

RELIANCE ON CERTAIN EXEMPTIONS
At no time since the commencement of Westport's most recently completed financial year has Westport relied on any exemption in Sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), 3.3(2) (Controlled Companies), 3.4 (Events Outside Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member), 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or 3.8 (Acquisition of Financial Literacy) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.
AUDIT COMMITTEE OVERSIGHT
At no time since the commencement of Westport's most recent completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.
PRE-APPROVAL OF POLICIES AND PROCEDURES
The Audit Committee is mandated to review the provision of non-audit services and consider the effect of any such services on the independence of the external auditors.

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NON-AUDIT SERVICES
The Canadian Institute of Chartered Accountants revised rules of Professional Conduct on auditor independence (the "Rules") as they relate to public companies include prohibitions or restrictions on services that may be provided by auditors to their audit clients and require that all services provided to a listed entity audit client, including its subsidiaries, be pre-approved by the client's audit committee. In accordance with those Rules, the Audit Committee has approved, adopted and made effective Westport's Audit Committee Preapproval Policy. That policy requires that the Audit Committee approve annually the types of services management may engage the external auditor to perform and that the Audit Committee set a dollar limit per engagement and in aggregate that management may spend on non-audit services. Amounts outside of these services or authorized limits require explicit approval from the Audit Committee Chair.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table shows the aggregate fees billed to the Company by Deloitte LLP and KPMG LLP, in their respective capacities as the Company’s independent registered public accounting firm. For the 2014 year end Deloitte LLP succeeded KPMG LLP as the Company’s independent registered public accounting firm with effect from April 24, 2014. For the 2015 year end KPMG LLP succeeded Deloitte LLP as the Company's independent registered public accounting firm with effect from October 16, 2015.

PRINCIPAL ACCOUNTANT FEES & SERVICES
	Year Ended (C$)
	December 31, 2015	December 31, 2014
Audit Fees	$743,157	$495,314
Audit Related Fees	Nil	22,470
Tax fees	83,555	34,126
All Other Fees	751,286	Nil
Total	$1,577,995	$551,910
AUDIT FEES
Audit fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements and reviews of the Company’s quarterly financial reporting, and other services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. Of the 2015 fees, $C 32,500 of the total fees paid during the year related to fees paid to KPMG LLP prior to their appointment as auditor.
AUDIT-RELATED FEES
Audit-related fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant, Deloitte LLP or KPMG LLP. Fees disclosed under this category are for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under the heading audit fees above.
TAX FEES

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PRINCIPAL ACCOUNTANT FEES AND SERVICES

Tax fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant, Deloitte LLP or KPMG LLP. Fees disclosed under this category are for professional services rendered for tax compliance, tax advice and tax planning. The 2015 fees relate to fees paid to KPMG LLP prior to their appointment as auditor.
ALL OTHER FEES
"Other Fees" represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant, Deloitte LLP or KPMG LLP. Fees to be disclosed under this category would be for products and services other than those described under the headings audit fees, audit-related fees and tax fees above, and relate primarily to the proposed Merger with Fuel Systems. Of the 2015 fees, $C 666,900 of the total fees paid during the year relate to fees paid to KPMG LLP prior to their appointment as auditor.
LEGAL AND REGULATORY PROCEEDINGS
We are not involved in any material legal or regulatory actions or proceedings, nor are any such actions proceedings known to be contemplated. From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business.
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as described below or elsewhere in this AIF, none of our insiders, directors or executive officers, nor any associate or affiliate of such persons, has had any material interest, direct or indirect, in any of Westport’s transactions within our three most recently completed financial years, nor in any transaction or proposed transaction within Westport’s current financial year that has materially affected or would materially affect us or any of our subsidiaries.
TRANSFER AGENT AND REGISTRAR
Our transfer agent and registrar for our Common Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia, Calgary, Alberta and Toronto, Ontario. Our U.S. transfer agent is Computershare Trust Company, N.A. 350 Indiana Street, Suite 750, Golden, CO 80401.
MATERIAL CONTRACTS
CARTESIAN
On January 11, 2016, Westport announced that it had entered into an investment agreement (the "Cartesian Agreement") with Cartesian to support global growth initiatives. The financing agreement immediately provided $17.5 million in cash (the "Tranche 1 Financing"). In consideration for the funds provided to Westport, Cartesian is entitled to payments in respect of the Tranche 1 Financing based on the greater of (i) a percentage of amounts received by Westport on select HPDI and joint venture products in excess of agreed thresholds through

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2025 and (ii) stated fixed amounts per annum.  The carrying value is being accreted to the expected redemption value using the effective interest method.
Westport expects to receive another $17.5 million (the "Tranche 2 Notes") contingent upon the completion of the Merger with Fuel Systems. The Tranche 2 Notes bear interest at 9% and have a 5 year term. The Tranche 2 Notes are convertible into common shares by dividing the principal and interest outstanding by a valuation price of $2.31.
A copy of the Cartesian Agreement is available on SEDAR at http://www.sedar.com.

DEBENTURES
 On September 23, 2011, we announced we had raised C$36 million through the issuance of Debentures (the "Initial Debentures") offered by Macquarie, on a private placement basis, to replace previously issued debentures that matured in July 2011. The Initial Debentures are governed by the terms of an indenture (the "Note Indenture"), are unsecured and subordinated to senior indebtedness, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15th and September 15th of each year during the term, commencing on March 15, 2012. The Initial Debentures, and the Additional Debentures (defined below), are not listed on any stock exchange.
On June 27, 2014, we announced that we had extended the maturity date of the Initial Debentures from September 22, 2014 to September 15, 2017, subject to the option of the holders of Debentures (as defined below) to extend the maturity date of such holder's Debentures by up to six successive six-month terms. We also issued an additional C$19 million in debentures (the “Additional Debentures”, and together with the Initial Debentures, the "Debentures"), on the same terms as the Initial Debentures, bringing the total outstanding Debentures to C$55 million. The maturity date of the Initial Debentures was extended by execution of a supplemental indenture to the Note Indenture and an extraordinary resolution of the holders of the Initial Debentures.
The Note Indenture restricts Westport from incurring additional indebtedness for borrowed money, including obligations under banker's acceptances, commercial paper, bonds and debentures ("Debt") and from guaranteeing any Debt of other persons, except for:

•	certain Senior Indebtedness, as defined in the Note Indenture;

•	unsecured Debt ranking pari passu with the Debentures in an aggregate principal amount not to exceed $60,000,000 outstanding at any time; and

•
guarantees of outstanding Debt of other persons provided that the aggregate outstanding principal amount of pari passu Debt permitted pursuant to paragraph (ii) above together with the outstanding principal amount of any Debt of other persons guaranteed by Westport does not exceed $70,000,000 at any time.

The Note Indenture does not restrict Westport from increasing the amount of certain senior indebtedness owing to our bankers or other senior lenders currently outstanding or from creating liens on our assets to secure such senior indebtedness or permitted increases to such senior indebtedness. The Note Indenture additionally does not restrict subsidiaries and affiliates of Westport from incurring indebtedness for borrowed money or other obligations.
AMENDED AND RESTATED JOINT VENTURE AGREEMENT
Effective February 19, 2012, Cummins and Westport entered into the Amended JVA for the CWI joint venture. The Amended JVA provides for, among other things, clarification concerning the scope of products within CWI and revised certain economic terms of the prior joint venture agreement.

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Cummins and Westport agreed in the Amended JVA to focus CWI's future product development investments on North American markets including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins North American plants.
The Amended JVA defines CWI's market as sales of CWI Products manufactured in the U.S., Canada and/or Mexico for use in on-road vehicles in such countries as well as continuation of CWI's business with respect to the local production of CWI Products in India and/or China for those local markets for up to three years following the effective date of the Amended JVA.
During the term of the Amended JVA, Cummins has the sole right to sell and export all CWI Products outside of North America. CWI Products sold outside of North America will be sold by Cummins as Cummins branded products. CWI will be credited the revenue and charged for the cost of revenue and other related costs for CWI Products from 5.9 up to 10 litres regardless of where they are sold in the world or how they are branded. Revenue on the sale of the 11.9 litre CWI Product in North America and in Australia will be credited to CWI, subject to CWI being charged for the cost of revenue and other related costs. Cummins will retain all revenue and be responsible for the cost of revenue and other related costs for sales of the 11.9 litre CWI Product outside of North America and Australia.
Under the terms of the Amended JVA, Westport and Cummins agree not to sell on-highway natural gas or propane engines within the market scope except as provided by the Amended JVA. Cummins has also agreed not to market or sell a SI natural gas engine of 13 litres or less that is a derivative of the ISX12 G platform, or any SI natural gas or propane engine that falls within the displacement range of the CWI Products in North America. However, after the first five years of the Amended JVA term, Cummins may produce and sell a SI natural gas or propane engine for the North American market that falls within the displacement range of the CWI Products if done without any assistance from CWI, if such engine is based on an entirely new Cummins heavy-duty engine platform not in production in North America on the effective date and provided that Cummins pays to CWI a specified royalty on the net revenue of each such engine sold.
Under the Amended JVA, in the event CWI's annual revenue exceeds certain baseline revenue levels, Westport and Cummins are entitled to receive a performance bonus (the "Performance Bonus"). If and when achieved in any year, the Performance Bonus will be calculated as a percentage of CWI's net income based on the amount by which CWI's actual annual revenue exceeds its baseline revenue level for such year and the applicable party's share of the Performance Bonus (75% in the case of Westport; 25% in the case of Cummins). Net income remaining after payment of the Performance Bonus will be shared equally between Westport and Cummins, with dividends paid on a quarterly basis as approved by the CWI board of directors after considering CWI's business outlook, cash position and future liabilities.
The Amended JVA will continue in full force and effect until the earlier of (a) December 31, 2021, or (b) termination prior to such date in accordance with the terms of the Amended JVA. The Amended JVA will be subject to termination prior to December 31, 2021 under certain circumstances and events described in the Amended JVA, including upon a change of control of either Cummins or Westport.
In the event of a change of control of Westport, Cummins may elect to terminate the Amended JVA in which case Cummins is obligated to repurchase Westport's shares of CWI at a price determined based on a formula in the Amended JVA, or in lieu of exercising its termination right, Cummins may elect to continue the Amended JVA upon certain modified terms, including that: ownership of CWI will be adjusted so that Cummins owns 50.1% and Westport owns 49.9% of CWI; no Performance Bonus will be payable for any periods following such election; Cummins will thereafter have the ongoing right to nominate the President; and Westport will have no access or license to any CWI intellectual property developed after the date of the change of control.
Pursuant to the Amended JVA, certain actions require unanimous approval of CWI's board of directors and/or shareholders, including the declaration or payment of any dividends or any other distributions by CWI, material

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MATERIAL CONTRACTS » AMENDED AND RESTATED JOINT VENTURE AGREEMENT

changes to CWI's business and the addition of new products to CWI's business. See "Risk Factors – We are dependent on our relationship with Cummins for CWI profits and cash flows."
A copy of the Amended JVA is available on SEDAR at http://www.sedar.com. See also "CUMMINS WESTPORT INC. JOINT VENTURE" and "RISK FACTORS" in this AIF for a description of the Amended JVA.

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INTERESTS OF EXPERTS

INTERESTS OF EXPERTS
KPMG LLP, our independent registered public accountants, have audited our consolidated financial statements for the year ended December 31, 2015. As at the date hereof, KPMG LLP has confirmed that it is independent with respect to Westport within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and also that they are independent registered public accountants with respect to Westport under all relevant U.S. professional and regulatory standards.
 ADDITIONAL INFORMATION
Additional information, including information as to directors' and officers' remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, is contained in our most recent Management Information Circular, which is available on SEDAR at www.sedar.com.
Additional financial information is contained in our financial statements and Management's Discussion & Analysis for the year ended December 31, 2015, which are incorporated herein by reference and form an integral part of this AIF. Additional information relating to Westport may be found on SEDAR at: www.sedar.com.

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SCHEDULE A: AUDIT COMMITTEE CHARTER

SCHEDULE "A": AUDIT COMMITTEE CHARTER
(Reviewed and accepted by the Westport Board of Directors on November 13, 2015)
PURPOSE
The Audit Committee (the “Committee”) is a standing committee of the Board of Directors (the “Board”) of Westport Innovations Inc. (“Westport”), established to assist the Board in fulfilling its oversight responsibilities with respect to:

•	the integrity of financial statements, management’s discussion and analysis (“MD&A”) and other information provided to shareholders and others;

•	the adequacy and effectiveness of the system of internal controls, implemented and maintained by Westport management (“Management”);

•	the understanding of risks, specifically around financial reporting;

•	the promotion of legal and ethical conduct;

•	the independence and qualifications of the external auditors; and

•	the performance of Westport’s internal audit function and external auditors.
AUTHORITY

The Committee has unrestricted access to Westport's personnel and documents and to its external auditors and will be provided with the resources necessary to carry out its responsibilities. The Committee shall have the authority to authorize investigations into any matter within the Committee’s scope of responsibility and is empowered, if it deems it necessary, to retain special legal, accounting or other consultants to advise the Committee at Westport’s expense. The Committee shall have sole authority to recommend to the Board the appointment, termination and compensation of the external auditors who shall report directly to the Committee.

The Committee is entitled to appropriate funding, with respect to compensation set and determined solely by the Committee, for the payment of compensation to independent external auditors, for the payment of compensation to any external advisors retained by the Committee and for any expenses necessary for the Committee to carry out its duties.
LIMITATIONS OF THE AUDIT COMMITTEE’S ROLE

While the Committee has the responsibilities and powers set forth in the Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete, accurate and in accordance with generally accepted accounting principles. The external auditor is responsible for planning and conducting audits. Management is responsible for preparing complete, accurate financial statements in accordance with generally accepted accounting principles.
COMPOSITION

The Committee shall consist, at a minimum, of three members of the Board each of whom shall be affirmatively determined to be financially literate by the Board, one of whom shall be designated the Chair (the "Committee Chair"), as annually appointed by the Independent Directors (as defined in the Charter of the Board) (the "Independent Directors"). The Committee shall be composed solely of Independent Directors. Each of the Directors on the Committee shall possess a basic level of “financial literacy”, and at least one member should qualify

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SCHEDULE A: AUDIT COMMITTEE CHARTER

as a “financial expert”, as defined by Item 407(d)(5) of Regulation S-K, and be financially sophisticated as described in Section 5605(c)(2)(A) of the NASDAQ Manual. The Board shall give consideration to the periodic rotation of Committee membership as well as the Committee Chair (as part of the annual committee chair appointment process or at such other times as the Chair, or Lead Director, as applicable, sees fit).
MEETINGS

Regular meetings of the Committee shall be held at least four times per year. The meetings will be scheduled to permit timely review of the interim and annual financial statements, as well as the Company’s other financial disclosures and related compliance matters. Additional meetings may be called as necessary. A quorum of two members of the Committee, one of whom must be the Committee Chair, unless he or she has designated another member to act as Committee Chair, is required for each meeting. If a quorum is present at a meeting, a majority of the members of the Committee in attendance at such meeting is required to approve any matter decided by the Committee at such meeting. Matters may be decided outside of a meeting by the unanimous written consent of all members of the Committee.

The Committee Chair shall, in consultation with Board Chair or the Lead Director, as applicable, Management and the internal and external auditors, set the Committee meeting agendas. Committee members may recommend agenda items subject to approval by the Committee Chair. The Committee shall meet in executive session with Management, the external auditors, and as a Committee to discuss any matters that the Committee or each of these groups believes should be discussed. The Audit Committee and the Corporate Counsel of Westport shall also meet in executive session to review legal matters that, in the Corporate Counsel's or the Audit Committee's opinion, may have a material impact on the financial statements. In addition to the above scheduled meetings, any member of the Committee, the Chairman or Lead Director, as applicable, or the auditors may, subject to required notice, call a meeting of the Committee at any time.

Committee minutes shall be prepared and subsequently approved for all meetings. Copies of such minutes shall be filed with the Corporate Secretary of Westport, or the equivalent position if applicable, and circulated to all Board members.
THE COMMITTEE IS CHARGED WITH THE FOLLOWING SPECIFIC RESPONSIBILITIES:
1. The Committee’s Relationship With the External Auditors
The Committee is responsible for recommending to the Board:

•	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for Westport;

•	the retention of such external auditor; and

•	the compensation of the external auditor.

The Committee shall satisfy itself regarding the independence of the external auditors and report their conclusions and the basis for those conclusions to the Board. The Committee is responsible for ensuring that it receives from the external auditor a formal written statement delineating all relationships between the external auditor and Westport, consistent with the standards described in Section 5605(c)(1)(B) of the NASDAQ Manual, and is responsible for actively engaging in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor and for taking, or recommending that the Board take, appropriate action to oversee the independence of the external auditor.

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SCHEDULE A: AUDIT COMMITTEE CHARTER

With regard to overseeing the work of the external auditors, the Committee is responsible, in consultation with Management, for the following activities:

•	approving the audit scope;

•	reviewing the results of their work;

•	pre-approving any non-audit services or delegating such authority to the Committee Chair;

•	evaluating the performance of the external auditors; and

•	resolving any disagreements between Management and the external auditors regarding financial reporting.

The Committee shall review with the external auditors, on at least an annual basis, (a) the external auditors’ internal quality-control procedures, (b) any material issues raised by the Canadian Public Accountability Board or the Public Company Accounting Oversight Board or by any publicly available report by any governmental or professional authorities within the preceding five years respecting one or more audits carried out by the firm which may have a material effect on the audit of Westport, (c) any steps taken to deal with any such issues, and (d) all relationships between the external auditors and Westport. The Committee shall evaluate the qualifications, performance and independence of the external auditors, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence, taking into account the opinions of Management and internal auditors. The Committee shall present its conclusions with respect to the independent auditors to the Board.

The Committee shall review with the external auditors matters relating to the conduct of the audit, including (a) the proposed scope of their examination with emphasis on accounting and financial areas where the Committee, the external auditors or Management believe special attention should be directed; (b) the results of their audit, including their audit findings report and resulting letter, if any, of recommendations for Management; (c) their evaluation of the adequacy and effectiveness of Westport’s internal controls over financial reporting; (d) significant areas of disagreement, if any, with Management; (e) cooperation received from Management in the conduct of the audit; (f) significant accounting, reporting, regulatory or industry developments affecting Westport; and (g) significant changes to Westport’s auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or Management.

The Committee shall discuss with Management and the external auditors any issues and disclosure requirements regarding (a) the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies, (b) any off-balance sheet arrangements, and (c) significant business risks or exposures and Management’s assessment of the steps taken to monitor, control and minimize such risk.

The Committee shall monitor the audit partners’ rotation required by law.
2. Oversight of Risk Management Processes

Risk management is an important part of maintaining a sound system of internal control. As part of the risk management oversight responsibility of the Board and as delegated to the Committee by the Board, the Committee shall be responsible for assessing the range of risks and making recommendations as required to the Board regarding appropriate responsibilities and delegations for the identification, monitoring and management of these risks. In this respect, the Committee shall:

•	have the primary oversight role with respect to identifying and monitoring the management of principal financial risks that could impact the financial reporting of Westport; and

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•	assess, as part of its oversight of the system of internal controls , the effectiveness of the overall process for identifying principal business risks and provide its view to the Board.
3. Oversight of Internal Control

The Committee shall have the responsibility to assess that Management has designed and implemented an effective system of internal control over financial reporting and to provide any recommendations with respect to such systems to the Board.

Management shall be required to provide the Committee, at least annually, a report on internal controls, including reasonable assurance that such controls are adequate to facilitate reliable and timely financial information. The Committee shall also review and follow-up on any areas of internal control weakness identified by the external auditors with the auditors and Management.

The Corporate Counsel of Westport shall advise the Committee and the Board with respect to the Company’s policies and procedures regarding compliance with applicable laws and regulations and with Westport’s Code of Conduct and Employee Handbook. Such advisement shall also include the policies and procedures relating to Section 5 of this Charter pertaining to the referenced Related Companies.

The Committee shall also review and approve Westport’s policy regarding the hiring of partners and employees and former partners and employees of its present and former external auditors.
4. Oversight of Continuous Disclosure Reporting
Prior to any disclosure, the Committee shall review the following:

•
the draft or final quarterly and annual financial statements, MD&A and earnings press releases to ensure that all disclosures are in compliance with regulatory requirements, public financing documents or prospectuses; and

•	other draft timely disclosure documents containing financial information that would likely be material to either the quarterly or annual financial statements.

•	The Committee shall recommend to the Board the approval of the final annual financial statements and related MD&A.

•
in each instance where a draft is reviewed, the CFO of the Company shall affirm, in writing or via E-mail, to Committee members that no significant changes have been made to the draft other than those specifically agreed to by the Committee for inclusion or such draft shall be re-circulated to the Committee.

In discharging its responsibilities, the Committee will review:

•	all critical accounting policies and practices used or to be used by Westport, and changes in the selection and application of accounting principles.

•	significant financial reporting issues that have arisen in connection with the preparation of such audited financial statements;

•
analyses prepared by Management, and/or the external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; and

•	the effect of emerging regulatory and accounting initiatives.

The Committee shall review and discuss with the external auditor any audit problems or difficulties and Management’s response thereto. This review shall include any difficulties encountered by the auditor in the course of performing its audit work, including any restrictions on the scope of its activities or its access to information and any significant disagreements with Management.

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The Committee shall also establish a process to receive, retain and treat complaints received by Westport and the Related Companies referred to in Section 5 of this Charter regarding accounting, internal controls or auditing matters and establish procedures for the confidential, anonymous submission by Westport employees of questionable accounting and auditing matters. This process will be reviewed annually.

Lastly, the Committee shall ensure that Management has developed and implemented appropriate policies regarding continuous disclosure and that there is compliance with filing requirements and prompt reporting to all investors of material events impacting Westport.
5. Related Companies Financial Results

The audited consolidated financial statements of Westport may include the results of other companies, in whole or in part, in which Westport maintains an equity interest. In addition, an investor company may include the disclosure of Westport’s results or the results of a co-owned subsidiary. The Committee shall establish a coordination and communications framework with the accountants, auditors and audit committees of these companies. The Committee shall satisfy itself that Westport’s consolidated financial statements accurately reflect the results of all companies included, regardless of whether these companies were audited by different external auditors.
6. Internal Audit Oversight and Responsibilities
The Committee shall:

•	review and approve the Internal Audit Department’s annual audit plan and all major changes the plan.

•	review and discuss with the internal auditors the scope, progress, and results of executing the internal audit plan.

•	receive reports on the status of significant findings, recommendations, and management’s responses.

•	review the Charter, reporting relationship, activities, staffing, organizational structure, and credentials of the internal audit department.

•	review and concur in the appointment, replacement, reassignment, or dismissal of the Internal Audit Director who shall have direct access to the Committee.

•	review the annual performance of the internal audit function.
7. Other Responsibilities
A. REVIEW OF CHARTER

The Committee shall review and reassess the adequacy of this Charter at least annually and recommend to the Board any amendments or modifications to its Charter that the Committee deems appropriate. The Committee shall also prepare and disclose a summary of its mandate to shareholders.
B. ANNUAL PERFORMANCE EVALUATION
At least annually, as part of the Board self-assessment process, the Committee shall evaluate its own performance and report the results of such evaluation to the Nominating and Corporate Governance Committee.
C. ANNUAL COMMUNICATION REGARDING SIGNIFICANT DISAGREEMENTS
The Committee shall annually inform the external auditors and Management that they should promptly contact the Committee or its Chairman about any significant issue or disagreement related to the system of internal controls and financial reporting.

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D. ANNUAL REVIEW OF TRANSACTIONS INVOLVING DIRECTORS AND OFFICERS
The Committee shall annually review a summary of the Directors’ and Executive Officers’ travel and entertainment expenses, related party transactions and any conflicts of interest.

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